As filed with the Securities and Exchange Commission on April 16, 2004
Registration No. 333-113278

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

AMENDMENT NO. 1

TO
Form S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

BANKATLANTIC BANCORP, INC.

(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation or organization)	65-0507804 (I.R.S. Employer Identification Number)

1750 East Sunrise Boulevard

Fort Lauderdale, Florida 33304
(954) 760-5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan B. Levan

Chairman of the Board, Chief Executive Officer and President
BankAtlantic Bancorp, Inc.
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
(954) 760-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Alison W. Miller Michael I. Keyes Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. 150 West Flagler Street, Suite 2200 Miami, Florida 33130 (305) 789-3200	Frank E. Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1600 Smith Street, Suite 4400 Houston, TX 77002-7348 (713) 655-5100

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Shares to	Amount to	Offering	Aggregate Offering	Amount of
Be Registered	Be Registered	Price per Share(1)	Price (1)	Registration Fee

Class A Common Stock ($.01 par value)	6,900,000 shares	$17.65	$121,785,000	$15,430.16(2)

(1)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low sales prices of the Class A Common Stock as reported on the New York Stock Exchange on February 26, 2004 solely for the purpose of calculating the registration fee.

(2)	Previously paid with the initial filing of this Registration Statement on March 4, 2004.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion,
dated            , 2004
4,000,000 Shares

Class A Common Stock

We are offering 4,000,000 shares of our Class A Common Stock, par value $.01 per share, at a price of $         per share. We will receive all of the net proceeds from the sale of these shares. Our Class A Common Stock is listed on the New York Stock Exchange under the trading symbol “BBX.” On                   , 2004, the last reported sale price of our Class A Common Stock on the New York Stock Exchange was $         per share.

Investing in our Class A Common Stock involves risks. See “Risk Factors” beginning on page 8 for a discussion of certain factors you should consider before buying our Class A Common Stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

	Per Share	Total

Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$

We have granted the underwriters the right to purchase up to an additional 600,000 shares of Class A Common Stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

The underwriters expect to deliver the shares to purchasers on or about                   , 2004.

Keefe, Bruyette & Woods

Ryan Beck & Co.

Friedman Billings Ramsey

Sandler O’Neill & Partners, L.P.

The date of this prospectus is                   , 2004.

PROSPECTUS SUMMARY
Summary Financial Data
RISK FACTORS
FORWARD LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDENDS
CAPITALIZATION
SELECTED FINANCIAL DATA
BUSINESS
MANAGEMENT
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
LEGAL MATTERS
EXPERTS
CHANGE IN ACCOUNTANTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE

ii

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere, or incorporated by reference, in this prospectus. This summary is not complete and may not contain all of the information that you should consider in making your investment decision. You should read the entire prospectus carefully, including the risk factors and the documents referred to in “Where You Can Find More Information,” including our financial statements and the documents incorporated by reference herein. Unless we indicate otherwise, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option to purchase additional shares of Class A Common Stock.

      On December 31, 2003, we completed the spin-off of our wholly-owned real estate development subsidiary, Levitt Corporation, by means of a distribution to our shareholders of all of the outstanding capital stock of Levitt Corporation. As a result of the spin-off, we no longer own any shares of Levitt Corporation.

The Company

      We are a Florida-based financial services holding company offering a full range of products and services through BankAtlantic, our wholly-owned banking subsidiary, and RB Holdings, Inc., which we refer to as Ryan Beck, our wholly-owned broker-dealer subsidiary. To simplify our business model, we spun-off our wholly-owned real estate development subsidiary, Levitt Corporation, in December 2003. As of December 31, 2003, we had total consolidated assets of approximately $4.8 billion, deposits of approximately $3.1 billion and stockholders’ equity of approximately $413 million.

      BankAtlantic was founded in 1952 and is a federally-chartered, federally-insured savings bank regulated by the Office of Thrift Supervision, or the OTS, and the Federal Deposit Insurance Corporation, or the FDIC. BankAtlantic currently operates through a network of 73 branches located in Miami-Dade, Broward, Palm Beach, Martin, St. Lucie, Indian River, Hillsborough and Pinellas counties. BankAtlantic is the third largest banking institution headquartered in Florida as measured by total deposits and has the 17th largest deposit market share in the State based on information at June 30, 2003. BankAtlantic currently has over 225,000 customers and over 500,000 accounts. Due to the significant consolidation of financial institutions in BankAtlantic’s market and the resulting predominance of super-regional banks, we believe customer service in Florida has suffered and that material growth opportunities exist for locally headquartered, service-oriented financial institutions. Furthermore, we believe these growth opportunities can be realized by adhering to a focused strategy that emphasizes the Bank’s operating strengths. In order to capitalize on this belief, in 2002, BankAtlantic embarked upon a strategy of increasing low cost deposits, emphasizing real estate lending and providing superior customer service. The cornerstone of BankAtlantic’s strategy is the “Florida’s Most Convenient Bank” program, which includes seven-day banking, increased hours of operations, innovative employee training, new product offerings and the implementation of incentive compensation. Through this business model, we believe that we have differentiated ourselves from our competitors and positioned BankAtlantic for continued growth. Since the inception of this strategy in 2002, BankAtlantic’s total low cost deposit base has increased 113% to $1.4 billion, its commercial real estate loan portfolio has increased 47% to $2.4 billion and its customer households have increased by 131% to 239,123, in each case from December 31, 2001 to December 31, 2003. Over this same period BankAtlantic’s asset quality has remained strong.

      Ryan Beck, founded in 1946 and acquired by us in 1998, is a full service broker-dealer headquartered in Livingston, New Jersey. Ryan Beck operates on a nationwide basis through a network of 34 offices, with approximately 500 financial consultants and over $17.0 billion of customer assets gathered. Ryan Beck is primarily engaged in underwriting, merger advisory assistance, market making, distribution and trading of equity and fixed income securities, securities brokerage and equity research. Ryan Beck has primarily focused its efforts on three industries: financial institutions, healthcare and consumer products. We believe Ryan Beck’s business model provides an attractive alternative to large national brokerages due to its consistent focus on customer service and quality product offerings. Unlike many of its peers, Ryan Beck offers few proprietary fund or investment products, but instead recommends third parties’ products that are highly rated in their respective sectors, an approach which we believe provides a more positive, less biased approach to investment counseling.

      The principal business reason for this offering is to raise capital. The December 31, 2003 spin-off of Levitt Corporation resulted in a reduction of shareholders’ equity at BankAtlantic Bancorp. Further, although no acquisitions are currently pending, we may seek to pursue acquisitions for cash in the future and this offering will enhance our ability to do so.

BankAtlantic’s Market

      BankAtlantic’s banking business and branch network are primarily focused in southeast Florida and Tampa. We believe our market is among the most attractive banking markets in the country due to its large population, strong projected population growth and large, growing deposit base. Florida is the fourth most populous state in the U.S., the third fastest growing in terms of projected population growth and has a total deposit base of $268.2 billion, which ranks fifth in the country. Within Florida, we have focused our efforts specifically on markets with large deposit bases and large populations. Accordingly, as of June 30, 2003, the eight counties that comprise BankAtlantic’s market had total deposits of $149 billion, representing 55.5% of Florida’s total deposits, and a population of 7.7 million people, representing 45.6% of Florida’s total population.

      The Florida market has undergone material consolidation over the last decade, and very few large locally headquartered financial institutions remain. Today, the eleven largest banking institutions operating in Florida are headquartered out-of-state and control 65.7% of Florida’s total deposits.

Strategy

      We are one of the leading financial services companies headquartered in Florida. We believe there are significant opportunities for further growth in our markets. In order to attain our desired level of growth, we decided to simplify our business model by focusing on our financial services businesses. To that effect, in December 2003, we spun-off our wholly-owned real estate development subsidiary, Levitt Corporation. Going forward, our strategy for growth and profitability will focus on six key areas.

•	Continuing the “Florida’s Most Convenient Bank” initiative. BankAtlantic began its “Florida’s Most Convenient Bank” initiative in 2002. This initiative includes seven day branch banking, extended weekday lobby hours, a 24-hour customer service center, free checking, free online banking and numerous other new product and customer service initiatives. This initiative is an integral part of BankAtlantic’s strategy to position itself as a customer-oriented bank and increase its low cost deposit accounts. We have instituted marketing programs in the branches which include sales training programs, outbound telemarketing requirements and incentive compensation programs enabling our community banking personnel to earn additional income for production of profitable business.

•	Increasing low cost deposits. From December 31, 2001 to December 31, 2003, our low cost deposits, comprised of our demand deposit and NOW checking accounts plus savings accounts, increased 130% percent from $602 million to $1.4 billion. These low cost deposits represented 45.4% of our total deposits at December 31, 2003, compared to 26.0% of our total deposits at December 31, 2001. We intend to continue to increase our low cost deposits through our strong sales and marketing efforts, new products, our commitment to customer service and our “Florida’s Most Convenient Bank” initiative.

•	Growing our loan portfolio and concentrating on our operating strengths. We intend to grow our commercial and retail banking business with an emphasis on commercial real estate loans, conforming one to four family residential loans, and small business and consumer loans. We attribute our success in these lending areas to several key factors, including disciplined underwriting and significant expertise in our markets. Further, we intend to limit activities in non-core lending areas, such as credit card, international, syndication and indirect lending.

•	Expanding our branch network. We currently operate 73 branches located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. We intend to grow our branch network both internally through de novo expansion and, to the extent available, externally through acquisitions. We intend to acquire branches through acquisition where attractive opportunities are presented which are consistent with our growth strategy. We generally seek to expand into relatively faster growing and higher deposit level markets within our market area. For the most part, we intend to emphasize our existing market area for both de novo expansion and growth through acquisitions, but we may also evaluate expansion into new markets in Florida, including Orlando, Jacksonville, Naples and Sarasota.

•	Maintaining our strong credit culture. We believe that continued growth and profitability will depend on maintaining a strong credit culture. We have put in place stringent underwriting standards and have developed and instituted credit training programs for our banking officers which emphasize underwriting and credit analysis. We have also developed systems and programs which we believe enable us to offer sophisticated products and services without exposing the Bank to unnecessary credit risks. Non-performing assets, net of reserves, declined to $12.8 million at December 31, 2003 from $28.6 million at December 31, 2002, and the ratio of non- performing assets to total loans, tax certificates and real estate owned improved from 0.79% at December 31, 2002 to 0.33% at December 31, 2003.

•	Continuing the growth and diversification of Ryan Beck. During the past several years, Ryan Beck’s strategy has been to diversify its operations through the addition of research coverage, market making and investment banking in the consumer products and health care industries. Additionally, in April 2002, Ryan Beck acquired certain of the assets and assumed certain of the liabilities of Gruntal & Co., LLC, or Gruntal. The Gruntal transaction enabled Ryan Beck to significantly increase its distribution capabilities by adding over 400 financial consultants to Ryan Beck’s then existing 80 financial consultants and by increasing the number of customer accounts from 27,000 accounts with $4.05 billion of customer assets gathered at December 31, 2001 to 152,000 accounts with $17.4 billion of customer assets gathered at December 31, 2003. We believe that these and other growth initiatives at Ryan Beck will result in increased revenues and improved results over the long term.

Recent Spin-off of Levitt Corporation

      On December 31, 2003, we completed the spin-off of our wholly-owned real estate development subsidiary, Levitt Corporation, by means of a distribution to our shareholders of all of the outstanding capital stock of Levitt. As a result of the spin-off, we no longer own any shares of capital stock of Levitt. In connection with the spin-off, we converted a $30.0 million demand note owed to us by Levitt to a five year term note with interest only payable monthly initially at the prime rate and thereafter at the prime rate plus increments of an additional .25% every six months. Prior to the spin-off, we also transferred our 4.9% ownership interest in Bluegreen Corporation to Levitt in exchange for a $5.5 million note and additional shares of Levitt’s stock (which additional shares were included in the spin-off). This $5.5 million note was repaid in April 2004. Additionally, prior to the spin-off, Levitt declared an $8.0 million dividend to us payable in the form of a note due in five years bearing interest on the same basis as the $30.0 million note described above. The results of Levitt Corporation are presented as discontinued operations in our statement of operations.

      Our principal executive offices are located at 1750 East Sunrise Boulevard, Fort Lauderdale, Florida 33304. Our telephone number at that address is (954) 760-5000.

The Offering

Common stock offered	4,000,000 shares of Class A Common Stock

Common stock to be outstanding after the offering	58,331,830 shares of Class A Common Stock(1) 4,876,124 shares of Class B Common Stock

Over-allotment option	600,000 shares of Class A Common Stock

Voting rights	Holders of Class A Common Stock are entitled to one vote per share, and the Class A Common Stock possesses a fixed 53% of the aggregate voting power of all of our common stock. Our Class B Common Stock possesses a fixed 47% of the aggregate voting power of all of our common stock. All of our Class B Common Stock is currently held by BFC Financial Corporation, or BFC. In addition, BFC owns approximately 15.2% of our Class A Common Stock and, based on such ownership together with its ownership of our Class B Common Stock, possesses in the aggregate 55% of the total voting power of all of our common stock. BFC is controlled by Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer, and John E. Abdo, our Vice-Chairman of the Board of Directors. The holders of our Class A Common Stock and Class B Common Stock vote as a single class, except as may be required by law or as provided in our Articles of Incorporation.

Dividends	Holders of Class A Common Stock and Class B Common Stock participate equally in dividends on a per share basis. Stock dividends and other non-cash distributions on Class A Common Stock are identical to those issued on Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued in the form of Class A Common Stock while a stock dividend or other non-cash distribution to holders of Class B Common Stock may be issued in either the form of Class A Common Stock or Class B Common Stock.

Convertibility	Our Class A Common Stock is not convertible. Our Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis.

Use of proceeds	We intend to use the net proceeds of this offering for general corporate purposes to support growth, both internally and through acquisitions.

Class A Common Stock NYSE Symbol	BBX

(1)	This does not include 6,590,889 shares of Class A Common Stock issuable upon exercise of options outstanding at March 31, 2004 at an average exercise price of $4.74.

Summary Financial Data

      The following table sets forth summary consolidated financial data as of or for the years ended December 31, 1999 through 2003. Certain summary financial data presented below as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, independent certified public accountants, with respect to the years ended December 31, 1999 through 2002, and by PricewaterhouseCoopers LLP, independent certified public accountants, with respect to the year ended December 31, 2003. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated in this prospectus by reference.

	As of or for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(dollars in thousands, except per share data)
Income Statement:
Total interest income	$261,849	$303,387	$324,026	$326,574	$284,711
Total interest expense	113,217	148,891	186,912	206,082	167,732

Net interest income before provision for (recovery from) loan losses	148,632	154,496	137,114	120,492	116,979
Provision for (recovery from) loan losses(1)	(547)	14,077	16,905	29,132	30,658

Net interest income after provision for (recovery from) loan losses	149,179	140,419	120,209	91,360	86,321
Non-interest income(2)	281,714	171,749	84,935	87,053	89,257
Non-interest expense(2)	368,872	283,967	164,654	146,253	133,695
Provision for income taxes	23,424	9,051	17,960	13,516	17,080

Income from continuing operations	$38,597	$19,150	$22,530	$18,644	$24,803

Discontinued operations, net of tax	$29,120	$22,543	$8,492	$6,070	$6,066

Net income	$67,717	$50,335	$32,160	$24,714	$30,869

Per common share data:
Diluted earnings per share(3)	$1.08	$0.81	$0.65	N/A	N/A
Diluted Class A earnings per share(3)	N/A	N/A	N/A	0.54	0.62
Diluted Class B earnings per share(3)	N/A	N/A	N/A	0.51	0.60
Book value per share(4)	$6.98	$8.05	$7.50	$6.80	$5.53
Tangible book value per share(4)	5.48	6.46	6.82	5.44	4.27
Cash dividends per Class A common share	0.128	0.120	0.112	0.101	0.097
Cash dividends per Class B common share	0.128	0.120	0.110	0.092	0.088
Diluted shares outstanding(5)	62,354,430	64,400,725	54,313,104	55,445,609	59,851,360
Balance Sheet data:
Loans and leases, net	$3,686,153	$3,372,630	$2,774,238	$2,853,804	$2,689,708
Securities	675,782	1,106,552	1,340,881	1,266,186	954,932
Total assets	4,831,549	5,421,011	4,654,486	4,617,300	4,159,901
Deposits	3,058,142	2,920,555	2,276,567	2,234,485	2,027,892
Securities sold under agreements to repurchase and other short term borrowings	138,809	116,279	467,070	669,202	429,123
Other borrowings	1,082,066	1,671,361	1,312,208	1,337,909	1,401,709
Stockholders’ equity	413,452	469,334	435,673	248,821	235,886
Performance ratios:
Return on average assets(6)	0.70%	0.35%	0.48%	0.42%	0.62%
Return on average equity(6)	7.84	4.41	7.40	7.31	10.06
Efficiency ratio(7)	71.90	61.81	54.06	57.93	48.57
Net interest margin(7)	3.28	3.52	3.61	3.46	3.69

	As of or for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(dollars in thousands, except per share data)
BankAtlantic Bancorp
Capital ratios(8):
Total risk-based capital	16.41%	15.38%	15.37%	10.06%	11.58%
Tier I risk-based capital	10.69	12.14	13.97	7.56	8.92
Leverage	8.97	9.16	9.93	5.13	5.68
Equity to assets	8.56	8.66	9.36	5.39	5.67
Asset quality ratios:
Non-performing assets, net of reserves, as a percent of total loans, tax certificates and real estate owned	0.33%	0.79%	1.11%	0.89%	1.40%
Loan loss allowance as a percent of non-performing loans	479.19	253.84	119.67	248.35	136.17
Loan loss allowance as a percent of total loans	1.22	1.40	1.58	1.62	1.63
Net charge-offs as a percent of average loans	0.03	0.58	0.68	0.92	0.88

(1)	In 2003, we recorded a recovery from loan losses because of significant improvements in net charge-offs during 2003 primarily as a result of lower charge-offs of loans associated with discontinued loan products as compared to prior periods. Additionally, our loan loss provision was favorably impacted by recoveries of loans previously charged-off in prior periods, primarily as a result of bankruptcy settlements related to syndication loans. (See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – BankAtlantic’s Allowance for Loan Losses” in our Annual Report on Form 10-K for the year ended December 31, 2003 for a further discussion of our allowance for loans losses and net charge-off history).

(2)	The increase in non-interest income and non-interest expense during the years ended December 31, 2003 and 2002 was primarily the result of (a) Ryan Beck’s acquisition of certain of the assets and the assumption of certain of the liabilities of Gruntal & Co., LLC and the acquisition of the membership interests in The GMS Group, L.L.C. (referred to herein as the “Gruntal Transaction”) in April 2002, which added over 400 financial consultants, increased customer accounts from 27,000 at December 31, 2001 to 152,000 at December 31, 2003 and added 25 branch offices, resulting in increased commissions and principal transaction revenues with a corresponding increase in compensation and occupancy expenses; (b) BankAtlantic’s acquisition of Community Savings in March 2002, which added 172 employees, 21 branches, $909 million in assets and $637 million in deposits, resulting in increased loan and deposit fee income and higher compensation and occupancy expenses; and (c) BankAtlantic’s “Florida’s Most Convenient Bank” initiative, which commenced in April 2002, and includes seven-day banking, extended hours, a 24-hour service center, a free checking product and check reward program and periodic gifts and events, resulting in 244,000 new deposit accounts and an increase in service charges and fee income and higher compensation and benefits expenses (full-time employees increased from 873 at year-end 2001 to 1,403 at year-end 2003, only 172 of which were associated with Community Savings), as well as other non-interest expenses. While it is not possible to quantify with precision the effects on non-interest income and non-interest expenses of the foregoing as separate financial records were not maintained for the Gruntal Transaction, the activities acquired in the Community Savings transaction or the activities relating to the “Florida’s Most Convenient Bank” initiative, additional information with respect to the impact of these transactions is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year-ended December 31, 2003.

(3)	In periods prior to December 31, 2001, our capital structure included a dividend premium payable on our Class A Common Stock. As a consequence of the dividend structure, we used the two-class method to calculate our earnings per share. During the 2001 second quarter, our shareholders voted to equalize the dividend payable on the Class A and Class B Common Stock. As a result, effective as of January 1, 2001 we no longer use the two-class method to calculate our earnings per share. Subsequent to the elimination of the two-class method of computing earnings per share effective January 1, 2001, the Company computed earnings per share by aggregating both Class A and Class B Common Stock. As a consequence the earnings (numerator) were not allocated between Class A and Class B Common Stock as in the two-class method and the weighted average shares and common stock equivalent shares outstanding component (denominator) of earnings per share were combined into one aggregate amount of weighted average diluted common shares outstanding. Diluted earnings per share includes earnings from discontinued operations for all periods, extraordinary gains for the year ended December 31, 2002 and cumulative effect of a change in accounting principles for the years ended December 31, 2002 and 2001. Diluted Class A and Class B earnings per share includes earnings from discontinued operations for the years ended December 31, 2000 and 1999. See “Selected Financial Data” for expanded disclosure of diluted earnings per share.

(4)	The denominator of book value and tangible book value per share was computed by combining the number of Class A and Class B common shares outstanding at year end for all periods.

(5)	Diluted shares outstanding for the periods prior to December 31, 2001 represent the aggregate total of diluted shares of Class A Common Stock and diluted shares of Class B Common Stock outstanding, which, for the period ending December 31, 2000, was 47,126,250 shares of Class A Common Stock and 8,319,359 shares of Class B Common Stock and, for the period ending December 31, 1999, was 48,856,323 shares of Class A Common Stock and 10,995,037 shares of Class B Common Stock.

(6)	The return on average assets is equal to income from continuing operations (numerator) divided by average consolidated assets (denominator) during the respective year. The return on average equity is equal to income from continuing operations (numerator) divided by average consolidated equity (denominator) during the respective year. Income from continuing operations excludes the income from (i) Levitt Corporation for the years ended December 31, 1999 through 2003, (ii) Cumberland Advisors, Inc. for the years ended December 31, 1999 through 2003, (iii) The GMS Group LLC for the years ended December 31, 2003 and 2002 and (iv) BankAtlantic’s mortgage servicing business for the years ended December 31, 2000 and 1999. While income from continuing operations excludes income from these discontinued operations, average consolidated assets (denominator) includes the assets of the discontinued operations. Average consolidated equity (denominator) was not adjusted for the $126 million reduction in retained earnings related to the December 31, 2003 spin-off of Levitt Corporation.

(7)	The efficiency ratio and the net interest margin were computed from the results of banking operations conducted by BankAtlantic and its subsidiaries. The efficiency ratio is equal to non-interest expense (numerator) divided by the sum of net interest income and non-interest income (denominator). The net interest margin is equal to net interest income (numerator) divided by average interest earning assets (denominator). See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – BankAtlantic Result of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003 for detail regarding net interest income, non-interest income, non-interest expense and average interest earning assets of BankAtlantic.

(8)	BankAtlantic Bancorp is a unitary savings and loan holding company and is not currently subject to regulatory capital requirements, and it is not anticipated that BankAtlantic Bancorp will be required to meet holding company capital requirements in the foreseeable future. However, the capital ratios included in this table are calculated based on methodology used in the Federal Reserve Board’s calculation of capital requirements for bank holding companies.

RISK FACTORS

      You should carefully consider the following material risks and uncertainties before purchasing our stock. Our business, operating results or financial condition could be materially and adversely affected by any of these risks. In such case, the trading price of our Class A Common Stock could decline, and you may lose all or part of your investment. You should also refer to the other information included or incorporated by reference in this prospectus.

Risks Associated With Us

Changes in Interest Rates Could Adversely Affect Our Net Interest Income and Profitability

      The majority of our assets and liabilities are monetary in nature and subject us to significant risk from changes in interest rates. Like most financial institutions, changes in interest rates can impact our net interest income as well as the valuation of our assets and liabilities.

      Changes in Interest Rates Will Impact the Difference Between our Interest Income and Interest Expense

      Our profitability is dependent to a large extent on our net interest income. Net interest income is the difference between:

•	interest income on interest-earning assets, such as loans and investment securities; and

•	interest expense on interest-bearing liabilities, such as deposits.

      Fluctuations in interest rates are not predictable or controllable. Changes in interest rates can have differing effects on various aspects of our business, particularly on our net interest income and the yields we can obtain on our loans and investments, as well as the rates we pay on our deposits and other borrowings. In particular, changes in market interest rates, changes in the relationships between short-term and long-term market interest rates, or changes in the relationships between different interest rate indices, can affect the interest rates charged on interest-earning assets differently than the interest rates paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income and therefore reduce our net interest income.

      We use a computer model to attempt to quantify our interest rate risk. This model measures the effect that overall increases or decreases in interest rates of 100 and 200 basis points would have on our net portfolio value — the fair value of all assets and liabilities that would be affected by interest rate changes. As of December 31, 2003, the model showed that decreases in interest rates of 100 or 200 basis points could reduce our net portfolio value by $44.3 million and $62.0 million, respectively.

      Our net interest margin has declined since September 2002. We do not expect our net interest margin to improve so long as rates remain at these historically low levels, and this could continue to negatively impact our earnings. At December 31, 2003, we had $782.2 million of Federal Home Loan Bank, or FHLB, advances with a weighted average fixed interest rate of 4.67%, which is significantly above current market rates. During the quarter ended September 30, 2003, we repaid $185.0 million of FHLB advances and recognized a $2.0 million loss as a result of a prepayment penalty. Additionally, during December 2003, we repaid $140.0 million of FHLB advances and recognized an $8.9 million loss as a result of a prepayment penalty. Concurrently with the prepayment of FHLB advances in December 2003, we discontinued interest rate swap positions with respect to a portion of such FHLB advances that were in place to limit the risk of adverse interest rate movements and recognized a loss of $1.9 million. We will continue to evaluate our high cost FHLB advances in light of market interest rate conditions and interest rate risk strategies to determine whether additional prepayments could reduce borrowing costs and improve our net interest margin. We will incur prepayment penalties if we prepay additional FHLB advances and those penalties will negatively impact our results.

Declining Interest Rates Result in Accelerated Loan Prepayments Which Impact Our Net Interest Income and Profitability

      Loan prepayments accelerate as interest rates fall. Prepayments in a declining interest rate environment reduce our net interest income and adversely affect our earnings because:

•	we amortize premiums on acquired loans and if loans are prepaid the unamortized premium will be charged off; and

•	the yields we earn on the investment of funds that we receive from prepaid loans are generally less than the yields we earned on the prepaid loans.

As of December 31, 2003, we held $1.3 billion of purchased residential loans. There are premiums of $10.2 million and discounts of $2.8 million on these loans. If significant prepayments on loans with premiums exceed prepayments on loans with discounts, our earnings would be adversely affected.

An Inadequate Allowance for Loan Losses Would Result in Reduced Earnings

      As a lender, we are exposed to the risk that our customers will be unable to repay their loans according to their terms and that any collateral securing the payment of their loans will not be sufficient to assure full repayment. Credit losses are inherent in the lending business and could have a material adverse effect on our operating results. Recent volatility and deterioration in domestic and foreign economies may also increase our risk for credit losses. We evaluate the collectibility of our loan portfolio and provide an allowance for loan losses that we believe is adequate based upon such factors as:

•	the risk characteristics of various classifications of loans;

•	previous loan loss experience;

•	specific loans that have loss potential;

•	delinquency trends;

•	estimated fair value of the collateral;

•	current economic conditions;

•	the views of our regulators; and

•	geographic and industry loan concentrations.

      If our evaluation is incorrect and borrower defaults cause losses exceeding our allowance for loan losses, our earnings could be significantly and adversely affected. We may experience losses in our loan portfolios or perceive adverse trends that require us to significantly increase our allowance for loan losses in the future, which would also reduce our earnings. In addition, our regulators may require us to increase or decrease our allowance for loan losses even if we think such change is unjustified.

      Commercial real estate, commercial business and construction lending generally involve higher credit risk than single-family residential lending. Such loans involve larger loan balances to a single borrower or groups of related borrowers. At December 31, 2003, we had balances of $1.1 billion in commercial real estate loans, $1.3 billion in construction loans and $111 million in commercial business loans.

      Commercial real estate loans may be affected to a greater extent than residential loans by adverse conditions in real estate markets or the economy because commercial real estate borrowers’ ability to repay their loans depends on successful development of their properties, as well as the factors affecting residential real estate borrowers. These loans also involve greater risk because they generally are not fully amortizing over the loan period, but have a balloon payment due at maturity. A borrower’s ability to make a balloon payment typically will depend on being able to either refinance the loan or timely sell the underlying property.

      Risk of loss on a construction loan depends largely upon whether our initial estimate of the property’s value at completion of construction equals or exceeds the cost of the property construction (including interest) and the availability of permanent take-out financing. During the construction phase, a number of factors can result in delays and cost overruns. If our estimate of value is inaccurate or if actual construction costs exceed estimates, the value of the property securing our loan may be insufficient to ensure full repayment when completed through a permanent loan or by seizure of collateral. Unlike residential mortgage loans that are based on the borrower’s ability to repay the loan from the borrower’s income and secured by real property with a value that is usually readily ascertainable, commercial business loans are typically based on the borrowers’ ability to repay the loans from the cash flow of their businesses. Such loans involve greater risk because the availability of funds to repay each loan depends substantially on the success of the business itself. In addition, the collateral securing the loans may depreciate over time, be difficult to appraise and fluctuate in value based on the success of the business.

A Decline in the Real Estate Market May Result in Losses or Decreased Profitability

      Declines in real estate values could have a material adverse impact on our results of operations because of the composition of our loan portfolio. Real estate values are affected by various factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as hurricanes.

      Our loan portfolio included $1.3 billion of loans secured by residential real estate and $2.4 billion of commercial real estate, construction and development loans at December 31, 2003. From December 31, 1999 through December 31, 2003, our construction and development loans increased from approximately $634.4 million to approximately $1.3 billion, increasing as a percentage of our loan and lease portfolio from approximately 23.7% to 36.5%. Our commercial real estate loan portfolio includes large lending relationships, including 22 relationships with unaffiliated borrowers involving lending commitments in each case in excess of $30 million. These relationships represented an aggregate outstanding balance of $555 million as of December 31, 2003.

      The real estate collateralizing our commercial real estate and construction and development loans is concentrated in Broward, Miami-Dade and Palm Beach Counties and the Tampa Bay area in Florida and may be in the early stages of development. Our competitors over the last several years have also increased their funding availability for commercial real estate projects. These increases could result in over-building and a decline in real estate values.

      The real estate securing the wholesale residential loans that we purchased is generally located outside South Florida. These loans are subject to additional risks associated with the economy where the collateral is located as well as collection risks.

We have Significant Indebtedness that Could Adversely Affect our Financial Condition

      As of December 31, 2003, we had approximately $263.3 million of indebtedness outstanding at the holding company level (including $263.2 million of junior subordinated debentures with maturities ranging from 2032 to 2033). The degree to which we are leveraged poses risks to our operations, including the risk that our cash flow will not be sufficient to service our outstanding debt and that we may not be able to obtain additional financing or refinancing. If we are forced to utilize all or most of our cash flow for the purpose of servicing debt we will not be able to use those funds for other purposes.

      Our ability to meet our obligations is largely dependent on BankAtlantic’s ability to pay dividends to us. As described below, BankAtlantic’s ability to pay dividends is limited and is primarily determined based on BankAtlantic’s net income. As of December 31, 2003, the aggregate annual interest expense on our obligations at the holding company level was approximately $15.6 million. During 2003, we received $20 million of dividends from BankAtlantic. Our financial condition and results would be adversely affected if the amounts needed to satisfy our debt obligations, including any additional indebtedness incurred in the future, exceeds the amount of dividends we receive from our subsidiaries.

Our “Florida’s Most Convenient Bank” Initiative and Recent Growth at Ryan Beck Have Created Increased Operating Expenses, Which May Have an Adverse Impact on our Earnings

      Our “Florida’s Most Convenient Bank” initiative and its associated expanded operations have required us to provide additional management resources, hire additional personnel and take steps to enhance and expand our operational and management information systems. Employee compensation and benefits at BankAtlantic increased 22% from $65.1 million during the year ended December 31, 2002 to $79.5 million during the year ended December 31, 2003. Additionally, the Gruntal transaction and recent expansion by Ryan Beck has increased Ryan Beck’s number of offices from 9 at December 31, 2001 to 34 at December 31, 2003 and its number of financial consultants from 92 at December 31, 2001 to 478 at December 31, 2003. Employee compensation and benefits at Ryan Beck increased 341% from $33.4 million for the year ended December 31, 2001 to $147.4 million for the same 2003 period.

      As a result of these growth initiatives, we have incurred and will continue to incur increased operating expenses. In the event that the “Florida’s Most Convenient Bank” initiative and the growth of Ryan Beck do not produce the results we anticipate, our increased operating expenses may have an adverse impact on our earnings. Further, our continued success will be dependent upon management’s ability to successfully manage a much larger organization and to retain its employees.

We May Not be Able to Maintain and Profit from our Growth

      We may use some of the proceeds from this offering to expand our activities. These activities may include additional banking offices, new products, facilities, acquisitions and marketing strategies. Our ability to continue to grow depends, in part, on our ability to open new branch locations, successfully attract deposits to those locations, and identify loan and investment opportunities. Our ability to profit from our growth also will depend on whether we can efficiently fund our growth, control our costs and maintain asset quality, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we are unable to sustain our growth, our earnings could be adversely affected. If we grow too quickly, and are not able to control costs and maintain asset quality, growth could adversely affect our financial performance.

Our Ability to Service our Debt and Pay Dividends to our Shareholders Depends on Capital Distributions from BankAtlantic, which are Subject to Regulatory Limits

      We are a holding company and depend upon dividends from BankAtlantic for a significant portion of our revenues. We use dividends from BankAtlantic to service our debt obligations and to pay dividends on our capital stock. Our ability to service our debt and pay dividends to our shareholders is further subject to restrictions under our indentures and loan covenants.

      BankAtlantic’s ability to pay dividends or make other capital distributions to us is subject to the regulatory authority of the OTS and the FDIC. “Capital distributions” regulated by the OTS include:

•	distributions of cash or other property to owners made because of their ownership (but not including stock dividends);

•	payments by a savings association or savings bank holding company to repurchase or otherwise acquire its shares or debt instruments included in total capital;

•	direct or indirect payments of cash or property made in connection with a restructuring, including payments to shareholders of another entity in a cash-out merger; and

•	other distributions charged against capital accounts of an association if, as a result, the savings association would not be well-capitalized.

      BankAtlantic’s ability to make capital distributions is subject to regulatory limitations. Generally, BankAtlantic may make a capital distribution without prior OTS approval in an amount equal to BankAtlantic’s net income for the current calendar year to date, plus retained net income for the previous two years, which at December 31, 2003 was equal to $67.5 million, provided that BankAtlantic does not become under-capitalized as a result of the distribution. BankAtlantic’s ability to make such distributions depends on maintaining eligibility for “expedited treatment” under applicable OTS regulations. Expedited treatment is available as long as Bank Atlantic, among other things, maintains specified minimum levels of regulatory ratings and capital. BankAtlantic currently qualifies for expedited treatment, but there can be no assurance that it will maintain its current status.

      Additionally, although no prior OTS approval may be necessary, BankAtlantic is required to give the OTS thirty (30) days notice before making any capital distribution to us. The OTS may object to any capital distribution if it believes the distribution will be unsafe and unsound. Additional capital distributions above the limit for an institution eligible for expedited treatment are possible but require the prior approval of the OTS. The OTS is not likely to approve any distribution that would cause BankAtlantic to fail to meet its capital requirements on a pro forma basis after giving effect to the proposed distribution. The FDIC has back-up authority to take enforcement action if it believes that a capital distribution by BankAtlantic constitutes an unsafe or unsound action or practice, even if the OTS has cleared the distribution. If the FDIC or the OTS objects to BankAtlantic’s making a capital distribution to us, BankAtlantic may be unable to pay us dividends, which may affect our financial condition.

Adverse Events In Florida, Where Our Business Is Concentrated, Could Adversely Impact Our Results and Future Growth

      BankAtlantic’s business, the location of its branches and the real estate collateralizing its commercial real estate loans are concentrated in Florida. As a result, we are exposed to geographic risks. Consequently, any economic downturn in Florida or adverse changes in laws and regulations in Florida could have a negative impact on our revenues and business. Further, the State of Florida is subject to the risks of natural disasters such as tropical storms and hurricanes. The occurrence of an economic downturn in Florida, adverse changes in laws or regulations in Florida or natural disasters could impact the credit quality of our assets, the business of our customers and our ability to expand our business.

We Engage in the Securities Business Through our Investment Banking Subsidiary, Ryan Beck, which Subjects Us to the Specific Risks of that Business

      The securities business is by its nature subject to risks, particularly in volatile or illiquid markets, including the risk of losses resulting from the underwriting and ownership of securities, customer fraud, employee errors and misconduct, failures in connection with the processing of securities transactions and litigation. Ryan Beck’s business and its profitability are affected by many factors including:

•	the volatility and price levels of the securities markets;

•	the volume, size and timing of securities transactions generally and of equity and debt securities in inventory;

•	the demand for investment banking services;

•	the level and volatility of interest rates;

•	the availability of credit;

•	legislation, regulations and/or rules issued by self-regulatory organizations affecting the business and financial communities;

•	the economy in general; and

•	potential liability to customers.

      Markets characterized by low trading volumes and depressed prices generally result in reduced commissions and investment banking revenues as well as losses from declines in the market value of securities positions. Moreover, as a regional investment banking firm, Ryan Beck is likely to be adversely affected by negative developments in New Jersey, New York, the mid-Atlantic regions and the financial services industry in general.

      Further, Ryan Beck’s performance is largely dependent on the talents and efforts of its key employees. Competition in the securities industry for qualified employees is intense. As part of Ryan Beck’s transaction with Gruntal, Ryan Beck assumed a deferred compensation plan for participating financial consultants and established a stock option plan for certain key employees and others. However, if Ryan Beck is unable to encourage the continued service of its key employees or to hire additional personnel, its results will be adversely affected.

We Have a Portfolio of Equity Securities which is Susceptible to Market Downturns

      In addition to securities held by Ryan Beck, we hold equity securities for our own account. While management has adopted a policy which limits parent company equity investments to liquid securities with significant concentration restrictions, as of December 31, 2003, our portfolio, without regard to securities held by Ryan Beck, included publicly traded equity securities and mutual funds with a fair value of $19.2 million and privately held equity securities with a cost basis of $1.8 million. Our portfolio and Ryan Beck’s investment positions are susceptible to volatility in the securities markets and other risks associated with equity securities. We may experience losses in our securities portfolio due to a decline in value of the underlying securities.

We and BankAtlantic are Subject to a Wide Range of Regulatory Requirements that Could Have a Material Adverse Effect on our Business or the Price of the Class A Common Stock

      We are a grandfathered unitary savings and loan holding company and have broad authority to engage in various types of business activities. The OTS can stop us from engaging in activities or limit those activities if it determines that there is reasonable cause to believe that the continuation by us of any particular activity constitutes a serious risk to the financial safety, soundness, or stability of BankAtlantic. The OTS may also:

•	limit the payment of dividends by BankAtlantic to us;

•	limit transactions between us, BankAtlantic and the subsidiaries or affiliates of either;

•	limit the activities of BankAtlantic; or

•	impose capital requirements on us.

      Unlike bank holding companies, as a savings and loan holding company, we are not subject to capital requirements. However, the OTS has in the past indicated that it may in the future impose capital requirements on holding companies. In addition, various legislation is introduced from time to time in Congress, including proposals to overhaul the bank regulatory system, expand the powers of depository institutions and limit the investments that depository institutions may make with insured funds. Such legislation may change applicable statutes and the operating environment of BankAtlantic in substantial, unpredictable ways. We cannot determine the ultimate effect that future legislation or implementing regulations would have upon our financial condition or results of operations. Also, the OTS may at any time adopt regulations that could affect our operations or our ability to pay dividends or to engage in certain transactions or activities.

      Competition with Other Financial Institutions Could Adversely Affect our Profitability

      The banking and financial services industry is very competitive. Legal and regulatory developments have made it easier for new and sometimes unregulated entities to compete with us. Consolidation among financial service providers has resulted in a few very large national and regional banking and financial institutions holding a large accumulation of assets. These institutions may have significantly greater resources, a wider geographic presence or greater accessibility. As consolidation continues among large banks, we expect additional smaller institutions to try to exploit our market. We face substantial competition for both loans and deposits. Competition for loans comes principally from other banks, savings institutions and other lenders. This competition could decrease the number and size of loans that we make and the interest rates and fees that we receive on these loans.

      We compete for deposits with banks, savings institutions and credit unions, as well as institutions offering uninsured investment alternatives, including money market funds and mutual funds. These competitors may offer higher interest rates than we do, which could decrease the deposits that we attract or require us to increase our rates to attract new deposits. Increased competition for deposits could increase our cost of funds and adversely affect our ability to generate the funds necessary for our lending operations.

We are Dependent upon the Services of Our Management Team

      We are dependent upon the ability and experience of a number of our key management personnel who have substantial experience with our operations, the financial services industry and the markets in which we offer our services. Alan B. Levan and John E. Abdo also serve as Chairman and Vice Chairman, respectively, of affiliated companies, including Levitt, BFC and Bluegreen Corporation, and there is no requirement that they allocate a specific amount of time to the management of BankAtlantic Bancorp. It is possible that the loss of the services of one or more of our senior executives or key managers would have an adverse effect on our operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management personnel as we grow. We cannot assure you that we will continue to attract or retain such personnel.

Our Spin-Off of Levitt Corporation is Subject to Tax Risks for Us and Our Shareholders and may Restrict Our and Levitt’s Ability to Effect Business Combination Transactions or Issue Equity Securities

      We received a ruling from the Internal Revenue Service that our spin-off of Levitt Corporation on December 31, 2003 qualified as a tax-free transaction to us and our shareholders for U.S. federal income tax purposes. The ruling was subject to the accuracy and completeness of specific factual representations and statements made by us and Levitt, and we are both subject to certain limitations on changes in our capital structure following the spin-off. If these representations or statements are incorrect or incomplete in any material respect or we otherwise violate the terms of the ruling, the conclusions set forth in the ruling may not be correct. In addition, the spin-off will be taxable to us if 50% or more of the vote or value of our stock or Levitt’s stock is acquired, directly or indirectly, by one or more persons acting pursuant to a plan or a series of related transactions, within the meaning of section 355(e) of the Internal Revenue Code, that includes the spin-off. While we do not believe that the Class A Common Stock sold in this offering will cause the spin-off of Levitt to be taxable to us, we may be discouraged, delayed or prevented from entering into certain other transactions, including merger, change of control or other strategic or capital raising transactions involving our outstanding equity or issuances of additional equity, because of the effect such transactions could have on the tax-free nature of the spin-off. In addition, certain actions of Levitt, including entering into merger, change of control or other strategic or capital raising transactions involving its outstanding equity or issuances of additional equity, could cause the spin-off to be taxable to us. Levitt is not contractually obligated to indemnify us if it causes the spin-off to be taxable to us.

Terrorist Activities Could Cause Reductions in Investor Confidence and Substantial Volatility in Real Estate and Securities Markets

      It is impossible to predict the extent to which terrorist activities may occur in the United States or, if they occur, the effect on a particular security issue. It is also uncertain what effects any past or future terrorist activities and/or any consequent actions on the part of the United States government and others will have on the United States and world financial markets, local, regional and national economies, and real estate markets across the United States. Among other things, reduced investor confidence could result in substantial volatility in securities markets, a decline in general economic condition and real estate related investments and an increase in loan defaults. Such unexpected losses and events could materially affect our results of operations. Tourism and the travel industry are important factors to the general economy of our target market, which could also be adversely affected by terrorism.

Unauthorized Use of Our Intellectual Property by Third Parties May Damage Our Brand, and Defending Against Intellectual Property Infringement Claims by Third Parties Could be Expensive and, if we are not Successful, Could Disrupt Our Ability to do Business

      Unauthorized use of our intellectual property by third parties may damage our brand and our reputation and could result in a loss of customers. Third parties have in the past infringed or misappropriated our intellectual property or similar proprietary rights, and further infringements and misappropriations are likely to occur in the future.

      Furthermore, we cannot be certain that our products and services do not or will not infringe valid patents, trademarks, copyrights or other intellectual property rights held by third parties. Third parties have claimed we infringed their trademarks in the past, and in the future we may be subject to similar claims relating to the intellectual property of others from time to time in the ordinary course of our business. We may incur substantial expense in defending against these third-party infringement claims regardless of their merit. Successful infringement claims against us may result in substantial monetary liability or may materially disrupt our ability to conduct business.

Our Management Will Have Broad Discretion Over the Allocation of the Proceeds From This Offering

      We have not allocated any specific use of the proceeds from this offering as of the date of this prospectus. Accordingly, our management will have broad discretion in determining how the proceeds of the offering will be used. You will be relying on the judgment of our management with regard to the use of the proceeds generated by this offering, and our management’s failure to use these funds effectively may have an adverse effect on the value of our Class A Common Stock.

Risks Associated with Our Class A Common Stock

BFC Financial Corporation Holds Shares Representing a Majority of our Voting Power and is in a Position to Control Us and May Not Make Decisions that Reflect the Interests of Our Other Shareholders

      As of December 31, 2003, BFC owned all of our issued and outstanding Class B Common Stock and 8,296,891 shares, or approximately 15.2%, of our issued and outstanding Class A Common Stock. These shares represent approximately 55% of our total voting power and will represent approximately 54% of our total voting power upon completion of the offering. Since the Class A Common Stock and Class B Common Stock vote as a single group on most matters, BFC is in a position to control our company and elect a majority of our Board of Directors and appoint new management. Additionally, Alan B. Levan, our Chairman of the Board of Directors and Chief Executive Officer and Chairman of the Board of Directors and Chief Executive Officer of BankAtlantic, and John E. Abdo, Vice Chairman of our Board of Directors and Vice Chairman of the Board of Directors and Chairman of the Executive Committee of BankAtlantic, beneficially own approximately 45.7% and 23.0% of the shares of BFC, respectively. As a consequence, Alan B. Levan and John E. Abdo effectively have the voting power to control the outcome of any shareholder vote of BankAtlantic Bancorp, including adopting certain amendments to our Articles of Incorporation and approving mergers and sales of substantially all of our assets, except in those limited circumstances where Florida law mandates that the holders of our Class A Common Stock vote as a separate class. BFC’s interests may conflict with the interests of our other shareholders. BFC’s control position may also have an adverse effect on the market price of our Class A Common Stock.

      BFC Financial Corporation Can Reduce its Economic Interest in Us and Still Maintain Voting Control

      The Class A Common Stock and Class B Common Stock generally vote together as a single class, with the Class A Common Stock possessing a fixed 53% of the aggregate voting power of all of our common stock and the Class B Common Stock possessing a fixed 47% of such aggregate voting power. Our Class B Common Stock currently represents approximately 8% of our common equity and 47% of the voting power. As a result, the voting power of the Class B Common Stock does not bear a direct relationship to the economic interest represented by the shares. Further, our Articles of Incorporation provide that these relative voting percentages will remain fixed until such time as BFC or its affiliates own less than 2,438,062 shares of

Class B Common Stock, which is 50% of the number of shares that it now owns, even if additional shares of Class A Common Stock are issued. Therefore, BFC may sell up to 50% of its shares of Class B Common Stock, and significantly reduce its economic interest in us, while still maintaining its voting power. If BFC were to take this action, it would widen the disparity between the equity interest represented by the Class B Common Stock and its voting power. Any conversion of shares of Class B Common Stock into shares of Class A Common Stock in connection with the sale would further dilute the voting interests of the holders of the Class A Common Stock.

FORWARD LOOKING STATEMENTS

      Some of the statements contained or incorporated by reference in this prospectus include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Some of the forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seek” or other similar expressions. Forward-looking statements are based largely on our expectations and involve inherent risks and uncertainties including certain risks described in this prospectus or other documents incorporated herein by reference. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made or incorporated by reference in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified in the section of this prospectus entitled “Risk Factors,” you should refer to our periodic and current reports filed with the SEC for other specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or investment banking industries, while other factors apply directly to us. Any number of important factors could cause actual results to differ materially from those in the forward-looking statements many of these factors are beyond our control. For a discussion of all material risks known to us that could cause actual results to differ, please see the discussion in the section of this prospectus above entitled “Risk Factors” on page 8 and the risk factors and other information contained in our publicly available SEC filings.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 4,000,000 shares of Class A Common Stock we are offering will be approximately $   million after deducting estimated offering expenses and underwriting discounts. For purposes of this calculation we have assumed a public offering price of $          per share. We intend to use the net proceeds from the sale of the securities offered by this prospectus for general corporate purposes to support growth, both internally and through acquisitions. From time to time in the ordinary course of our business we evaluate potential acquisition opportunities, some of which may be material. At the present time, we do not have any plans, arrangements or understandings relating to any material acquisitions.

      The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds and actual funding requirements. Until the proceeds are used, we may invest the proceeds, depending on our cash flow requirements, in short and long-term investments, including, but not limited to treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds, repurchase agreements and other similar investments.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

      Our Class A Common Stock is listed on the New York Stock Exchange under the symbol “BBX.” Our Class A Common Stock was originally listed on the Nasdaq National Market in March 1996, at an initial split-adjusted price of $5.34. Our Class B Common Stock is not traded on any exchange or quoted through any automated quotation system. The following table sets forth, for the indicated periods, the high and low sale prices for our Class A Common Stock as reported by the New York Stock Exchange and the cash dividends declared per share of our Class A Common Stock and Class B Common Stock for the indicated periods. The stock prices do not include retail mark-ups, mark-downs or commissions. The prices in the following table for periods prior to January 1, 2004 have not been adjusted to reflect the spin-off of Levitt Corporation. The prices in the following table after January 1, 2004 reflect the spin-off of Levitt Corporation. The closing sales prices on the New York Stock Exchange on January 2, 2004, the first trading day after the completion of the spin-off, were $14.81 for the BankAtlantic Bancorp Class A Common Stock and $20.15 for the Levitt Corporation Class A Common Stock.

				Class B
				Common
	Class A Common Stock			Stock

			Cash	Cash
			Dividends	Dividends
			Paid Per	Paid Per
	High	Low	Share	Share

2002
First Quarter	$13.00	$8.90	$.0290	$.0290
Second Quarter	13.01	10.05	.0290	.0290
Third Quarter	12.15	7.00	.0310	.0310
Fourth Quarter	9.76	7.30	.0310	.0310

Total			$.1200	$.1200

2003
First Quarter	$10.12	$8.76	$.0310	$.0310
Second Quarter	12.49	9.60	.0310	.0310
Third Quarter	15.77	11.76	.0330	.0330
Fourth Quarter(1)	19.75	14.15	.0330	.0330

Total			$.1280	$.1280

2004
First Quarter	$19.00	$13.70	$0.33	$0.33

Second Quarter (through April 14, 2004)	17.55	15.41

(1)	On December 2, 2003, we announced the spin off of Levitt Corporation effective December 31, 2003 to shareholders of record on December 18, 2003. The shares of Levitt Corporation began trading on the New York Stock Exchange on a when-issued basis on December 16, 2003.

      On April 14, 2004, the closing sale price of our Class A Common Stock as reported on the New York Stock Exchange was $15.49 per share.

      We have paid cash dividends on our Class B Common Stock since our formation in 1994 and we have paid regular quarterly cash dividends on our Class A Common Stock since its initial issuance in March 1996. We currently intend to declare and pay regular quarterly cash dividends on both classes of our common stock. Until the amendments to our Articles of Incorporation on May 24, 2001, our Class A Common Stock was entitled to receive cash dividends equal to at least 110% of any cash dividends declared and paid on the Class B Common Stock. Cash dividends paid on the Class A and Class B Common Stock are now equal on a per share basis.

      Our ability to pay dividends is restricted by certain covenant restrictions contained in the indentures and loan agreements that govern the terms of our debt and is impacted by BankAtlantic’s ability to pay dividends to us, which are restricted by certain regulations of the OTS. At December 31, 2003, BankAtlantic could, under applicable regulations, pay dividends to us of approximately $67.5 million without prior regulatory approval. For more information on these restrictions, see the section of the prospectus entitled “Risk Factors” on page 8.

CAPITALIZATION

      The following table sets forth our capitalization at December 31, 2003 on an actual basis and on an as adjusted basis to reflect the sale of the 4,000,000 shares of Class A Common Stock to be sold by us in this offering at an assumed price of $          per share, the closing price on                     , 2004 (after deducting underwriting discounts and estimated offering expenses), and the application of the estimated net proceeds from the offering as described in the section of this prospectus entitled “Use of Proceeds” on page 18. The following table is based on shares outstanding as of December 31, 2003. You should read the information in the following table in conjunction with our consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated in this prospectus by reference.

	As of December 31, 2003

	Actual	As Adjusted

	(in thousands)
	(unaudited)
Long term debt(1):
Subordinated debentures, notes and bonds payable	$36,595		$36,595
Junior subordinated debentures	263,266		263,266

Total long term debt(1)	$299,861		$299,861

Stockholders’ equity:
Preferred Stock, 10,000,000 shares authorized, none issued and outstanding	—		—
Class A Common Stock, 80,000,000 shares authorized; 54,396,824 shares issued and outstanding; 58,396,824 shares issued and outstanding, as adjusted(2)	544		584
Class B Common Stock, 45,000,000 shares authorized; 4,876,124 shares issued and outstanding; 4,876,124 shares issued and outstanding, as adjusted	49		49
Additional paid in capital	259,770
Unearned compensation	(1,178)		(1,178)
Retained earnings	148,311		148,311
Accumulated other comprehensive income	5,956		5,956

Total stockholders’ equity	$413,452	$

Long term debt as a percentage of total stockholders’ equity(3)	72.53%
Equity as a percent of total assets	8.56%
Tangible equity as a percent of total assets	6.72%

(1)	Excludes FHLB advances, which were approximately $782 million at December 31, 2003.

(2)	Does not include 5,311,365 shares of Class A Common Stock issuable upon the exercise of outstanding options at December 31, 2003. These options were adjusted effective January 6, 2004 in connection with the spin-off of Levitt Corporation into options exercisable for an aggregate of 6,938,247 shares of Class A Common Stock.

(3)	Long term debt as a percentage of total tangible stockholders’ equity equaled 92% as of December 31, 2003, and %, as adjusted.

SELECTED FINANCIAL DATA

      The following table sets forth selected consolidated financial data as of or for the years ended December 31, 1999 through 2003. Certain selected financial data presented below as of December 31, 1999, 2000, 2001, 2002 and 2003 and for each of the years in the five-year period ended December 31, 2003, are derived from our consolidated financial statements. Our consolidated financial statements were audited by KPMG LLP, independent certified public accountants, with respect to the years ended December 31, 1999 through 2002, and by PricewaterhouseCoopers LLP, independent certified public accountants, with respect to the year ended December 31, 2003. This table is a summary and should be read in conjunction with the consolidated financial statements and related notes contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, which is incorporated in this prospectus by reference.

	As of or for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(dollars in thousands, except per share data)
Income Statement:
Total interest income	$261,849	$303,387	$324,026	$326,574	$284,711
Total interest expense	113,217	148,891	186,912	206,082	167,732

Net interest income before provision for (recovery from) loan losses	148,632	154,496	137,114	120,492	116,979
Provision for (recovery from) loan losses(1)	(547)	14,077	16,905	29,132	30,658

Net interest income after provision for (recovery from) loan losses	149,179	140,419	120,209	91,360	86,321
Securities activity, net(2)	(1,553)	(10,223)	3,597	2,226	1,928
Other non-interest income(3)	283,267	181,972	81,338	84,827	87,329
Impairment of goodwill(4)	—	—	6,624	—	—
Other non-interest expense(3)	368,872	283,967	158,030	146,253	133,695

Income from continuing operations before income taxes	62,021	28,201	40,490	32,160	41,883
Provision for income taxes	23,424	9,051	17,960	13,516	17,080

Income from continuing operations	38,597	19,150	22,530	18,644	24,803
Discontinued operations, net of tax	29,120	22,543	8,492	6,070	6,066
Extraordinary item, net of tax(5)	—	23,749	—	—	—
Cumulative effect of a change in accounting principle(6)	—	(15,107)	1,138	—	—

Net income	67,717	50,335	32,160	24,714	30,869
Amortization of goodwill, net of tax	—	—	3,903	3,887	3,893

Net income adjusted to exclude goodwill amortization	$67,717	$50,335	$36,063	$28,601	$34,762

	As of or for the Years Ended December 31,

	2003		2002		2001		2000		1999

	(dollars in thousands, except per share data)
Diluted earnings per share(7)
Diluted earnings per share from continuing operations		$0.62		$0.32		$0.47	$	N/A	$	N/A
Diluted earnings per share from discontinued operations		0.46		0.35		0.16		N/A		N/A
Diluted earnings per share from extraordinary items		—		0.37		—		N/A		N/A
Diluted earnings (loss) per share from cumulative effect of a change in accounting principle		—		(0.23)		0.02		N/A		N/A

Diluted earnings per share		1.08		0.81		0.65		N/A		N/A
Diluted earnings per share from amortization of goodwill		—		—		0.08		N/A		N/A

Diluted earnings per share adjusted for goodwill amortization		$1.08		$0.81		$0.73	$	N/A	$	N/A

Class A diluted earnings per share(7)
Diluted Class A earnings per share from continuing operations	$	N/A	$	N/A	$	N/A		$0.43		$0.52
Diluted Class A earnings per share from discontinued operations		N/A		N/A		N/A		0.11		0.10
Diluted Class A earnings per share from extraordinary items		N/A		N/A		N/A		—		—

Diluted Class A earnings per share		N/A		N/A		N/A		0.54		0.62
Diluted Class A earnings per share from amortization of goodwill		N/A		N/A		N/A		0.07		0.07

Diluted Class A earnings per share adjusted for amortization of goodwill	$	N/A	$	N/A	$	N/A		$0.61		$0.69

Class B diluted earnings per share(7)
Diluted Class B earnings per share from continuing operations	$	N/A	$	N/A	$	N/A		$0.41		$0.50
Diluted Class B earnings per share from discontinued operations		N/A		N/A		N/A		0.10		0.10
Diluted Class B earnings per share from extraordinary items		N/A		N/A		N/A		—		—

	As of or for the Years Ended December 31,

	2003		2002		2001		2000	1999

	(dollars in thousands, except per share data)

Diluted Class B earnings per share		N/A		N/A		N/A	0.51	0.60
Diluted Class B earnings per share from amortization of goodwill		N/A		N/A		N/A	0.06	0.06

Diluted Class B earnings per share adjusted for amortization of goodwill	$	N/A	$	N/A	$	N/A	$0.57	$0.66

Per common share data
Book value per share(8)		$6.98		$8.05		$7.50	$6.80	$5.53
Tangible book value per share(8)		5.48		6.46		6.82	5.44	4.27
Cash dividends per Class A common share		0.128		0.120		0.112	0.101	0.097
Cash dividends per Class B common share		0.128		0.120		0.110	0.092	0.088
Diluted shares outstanding(9)		62,354,430		64,400,725		54,313,104	55,445,609	59,851,360

Balance Sheet data:
Loans and leases, net		$3,686,153		$3,372,630		$2,774,238	$2,853,804	$2,689,708
Securities		675,782		1,106,552		1,340,881	1,266,186	954,932
Total assets		4,831,549		5,421,011		4,654,486	4,617,300	4,159,901
Deposits		3,058,142		2,920,555		2,276,567	2,234,485	2,027,892
Securities sold under agreements to repurchase and other short term borrowings		138,809		116,279		467,070	669,202	429,123
Other borrowings		1,082,066		1,671,361		1,312,208	1,337,909	1,401,709
Stockholders’ equity		413,452		469,334		435,673	248,821	235,886

Performance ratios:
Return on average assets(10)		0.70%		0.35%		0.48%	0.42%	0.62%
Return on average equity(10)		7.84		4.41		7.40	7.31	10.06
Efficiency ratio(11)		71.90		61.81		54.06	57.93	48.57
Net interest margin(11)		3.28		3.52		3.61	3.46	3.69

	As of or for the Years Ended December 31,

	2003	2002	2001	2000	1999

	(dollars in thousands, except per share data)
BankAtlantic Bancorp
Capital ratios(12):
Total risk-based capital	16.41%	15.38%	15.37%	10.06%	11.58%
Tier I risk-based capital	10.69	12.14	13.97	7.56	8.92
Leverage	8.97	9.16	9.93	5.13	5.68
Equity to assets	8.56	8.66	9.36	5.39	5.67
Asset quality ratios:
Non-performing assets, net of reserves, as a percent of total loans, tax certificates and real estate owned	0.33%	0.79%	1.11%	0.89%	1.40%
Loan loss allowance as a percent of non-performing loans	479.19	253.84	119.67	248.35	136.17
Loan loss allowance as a percent of total loans	1.22	1.40	1.58	1.62	1.63
Net charge-offs as a percent of average loans	0.03	0.58	0.68	0.92	0.88

(1)	In 2003, we recorded a recovery from loan losses because of significant improvements in net charge offs during 2003 resulting from lower charge-offs of loans associated with discontinued loan products as compared to prior periods. Additionally, our loan loss provision was favorably impacted by recoveries of loans charged-off in prior periods, primarily as a result of bankruptcy settlements relating to syndication loans. See “Management’s Discussion and Analysis of Results of Operation and Financial Condition – BankAtlantic Allowance for Loan Losses” in our Annual Report on Form 10-K for the year ended December 31, 2003 for a further discussion of the allowance for loan losses and net charge-off history.

(2)	The $1.6 million loss associated with securities activities, net during the year ended December 31, 2003 related primarily to a $1.9 million charge associated with the termination of interest rate swaps. The interest rate swaps were terminated in connection with the prepayment of FHLB advances with a view to improving the net interest margin in future periods. The interest rate swap termination charges were partially offset by gains associated with a liquidating dividend from an equity security. The $10.2 million loss associated with securities activities, net during the year ended December 31, 2002 resulted from $18.8 million of impairment charges relating to equity securities primarily associated with a $15 million charge relating to an investment in a privately held technology company. The impairment charge was partially offset by gains on the sales of mortgage-backed securities, corporate bonds and equity securities.

(3)	The increase in non-interest income and non-interest expense during the years ended December 31, 2003 and 2002 was primarily the result of (a) Ryan Beck’s acquisition of certain of the assets and the assumption of certain of the liabilities of Gruntal & Co., LLC and the acquisition of the membership interests in The GMS Group, LLC (referred to herein as the “Gruntal Transaction”) which added over 400 financial consultants, increased customer accounts from 27,000 at December 31, 2001 to 152,000 at December 31, 2003 and added 25 branch offices, resulting in increased commissions and principal transaction revenues with a corresponding increase in compensation and occupancy expenses; (b) BankAtlantic’s acquisition of Community Savings in March 2002 which added 172 employees, 21 branches, $909 million in assets and $637 million in deposits, resulting in increased loan and deposit fee income and higher compensation and occupancy expenses; and (c) BankAtlantic’s “Florida’s Most Convenient Bank” initiative, which commenced in April 2002, and includes seven-day banking, extended hours, a 24-hour service center, a free checking product and check reward program and periodic gifts and events, resulted in 244,000 new deposit accounts and an increase in service charges and fee income and higher compensation and benefits expenses (full-time employees increased from 873 at year-end 2001 to 1,403 at year-end 2003, only 172 of which were associated with Community Savings), as well as other non-interest expenses. While it is not possible to quantify with precision the effects on non-interest income and non-interest expenses of the foregoing as separate financial records were not maintained for the Gruntal Transaction, the activities acquired in the Community Savings transaction or the activities relating to the “Florida’s Most Convenient Bank” initiative, additional information with respect to the impact of these transactions is provided in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003.

(4)	The impairment of goodwill during the year ended December 31, 2001 resulted from the closing of the offices of Leasing Technology Inc. (“LTI”). We acquired LTI, a company engaged in the equipment leasing and finance business, in March 1998. During 2001, after an extensive review of its operations, we concluded that LTI would not be able to meet performance expectations and we terminated its operations. We determined that the goodwill associated with the LTI acquisition was impaired, resulting in a $6.6 million goodwill impairment charge.

(5)	The extraordinary gain was associated with the April 26, 2002 Gruntal transaction and was recognized because the fair value of the assets acquired, after reducing the carrying value of non-financial assets to zero, exceeded the cost of the Gruntal transaction by $23.7 million.

(6)	The change in accounting principle during the year ended December 31, 2002 was the result of the implementation of FASB Statement No. 142 (“Goodwill and Other Intangible Assets”), which requires that goodwill be tested annually for impairment. The initial goodwill impairment test indicated an impairment in the goodwill assigned to the Ryan Beck reportable segment. As a consequence, we recorded a $15.1 million impairment loss (net of tax) as a cumulative effect of a change in accounting principle. See “Note 1 – Notes to Consolidated Financial Statements – Goodwill and Other Intangible Assets” in our Annual Report on Form 10-K for the year ended December 31, 2003 for a further discussion of the impairment.

(7)	In periods prior to December 31, 2001, our capital structure included a dividend premium payable on our Class A Common Stock. As a consequence of the dividend structure, we used the two-class method to calculate our earnings per share. During the 2001 second quarter, our shareholders voted to equalize the dividend payable on the Class A Common Stock and Class B Common Stock. As a result, effective as of January 1, 2001 we no longer use the two-class method to calculate our earnings per share.

Subsequent to the elimination of the two-class method of computing earnings per share effective January 1, 2001, the Company computed earnings per share by aggregating both Class A and Class B common stock. As a consequence the earnings (numerator) were not allocated between Class A and Class B common stock as in the two-class method and the weighted average shares and common stock equivalent shares outstanding component (denominator) of earnings per share were combined into one aggregate amount of weighted average diluted common shares outstanding.

(8)	The denominator of book value and tangible book value per share was computed by combining the number of Class A and Class B shares outstanding at year end for all periods.

(9)	Diluted shares outstanding for the periods prior to December 31, 2001 represent the aggregate total of diluted shares of Class A Common Stock and diluted shares of Class B Common Stock outstanding, which, for the period ending December 31, 2000, was 47,126,250 shares of Class A Common Stock and 8,319,359 shares of Class B Common Stock and, for the period ended December 31, 1999, was 48,856,323 shares of Class A Common Stock and 10,995,037 shares of Class B Common Stock.

(10)	The return on average assets is equal to income from continuing operations (numerator) divided by average consolidated assets (denominator) during the respective year. The return on average equity is equal to income from continuing operations (numerator) divided by average consolidated equity (denominator) during the respective year. Income from continuing operations excludes the income from (i) Levitt Corporation for the years ended December 31, 1999 through 2003, (ii) Cumberland Advisors, Inc. for the years ended December 31, 1999 through 2003, (iii) The GMS Group LLC for the years ended December 31, 2003 and 2002 and (iv) BankAtlantic’s mortgage servicing business for the years ended December 31, 2000 and 1999. While income from continuing operations (numerator) excludes income from these discontinued operations, average consolidated assets (denominator) includes the assets of the discontinued operations. Average consolidated equity (denominator) was not adjusted for the $126 million reduction in retained earnings related to the December 31, 2003 spin-off of Levitt Corporation.

(11)	The efficiency ratio and the net interest margin were computed from the results of banking operations conducted by BankAtlantic and its subsidiaries. The efficiency ratio is equal to non-interest expense (numerator) divided by the sum of net interest income and non-interest income (denominator). The net interest margin is equal to net interest income (numerator) divided by average interest earning assets (denominator). See “Management’s Discussion and Analysis of Results of Operations and Financial Condition – BankAtlantic Result of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2003 for detail regarding net interest income, non-interest income, non-interest expense and average interest earning assets of BankAtlantic.

(12)	BankAtlantic Bancorp is a unitary savings and loan holding company and is not currently subject to regulatory capital requirements, and it is not anticipated that BankAtlantic Bancorp will be required to meet holding company capital requirements in the foreseeable future. However, the capital ratios included in this table are calculated based on methodology used in the Federal Reserve Board’s calculation of capital requirements for bank holding companies.

BUSINESS

The Company

      We are a Florida-based financial services holding company and own BankAtlantic and Ryan Beck. Through these subsidiaries, we provide a full line of products and services encompassing consumer and commercial banking, brokerage and investment banking. As of December 31, 2003, we had total consolidated assets of $4.8 billion, deposits of $3.1 billion and stockholders’ equity of approximately $413 million.

      BankAtlantic, a federally-chartered, federally-insured savings bank organized in 1952, is one of the largest financial institutions headquartered in Florida and provides traditional retail banking services and a wide range of commercial banking products and related financial services through 73 branch offices located primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area in the State of Florida. BankAtlantic’s primary activities include:

•	attracting checking and savings deposits from individuals and business customers;

•	originating commercial real estate and business loans, and consumer and small business loans;

•	purchasing wholesale residential loans from third parties; and

•	making other investments in mortgage-backed securities, tax certificates and other securities.

      BankAtlantic is a community-oriented bank which is engaged in commercial and consumer banking as well as commercial real estate lending. Its operations are focused primarily on retail deposit-taking, commercial lending and commercial real estate lending. BankAtlantic’s primary source of revenue is interest income from its lending activities. It also receives revenue from interest and dividends on its investment securities. BankAtlantic’s primary sources of funds are deposits, principal and interest payments and principal prepayments on loans and investment securities and interest and dividends from its investment securities.

      BankAtlantic is regulated and examined by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

      Ryan Beck, headquartered in Livingston, New Jersey, is a full-service broker-dealer engaged in underwriting, market making, distribution and trading of equity and fixed income securities. The firm also provides general securities brokerage services, including financial planning for the individual investor and consulting and financial advisory services to financial institutions and middle market companies. Ryan Beck also provides independent research in the financial institutions, healthcare, technology and consumer products industries. Currently, Ryan Beck has approximately 500 financial consultants located in 34 offices nationwide.

Description of Business

      Through our direct and indirect subsidiaries, we provide a full line of products and services encompassing consumer and commercial banking, brokerage and investment banking. We report our results of operations through five business segments. Our Commercial Banking, Community Banking and Bank Investments segments are conducted by BankAtlantic. Our brokerage and investment banking operations are conducted through Ryan Beck and reported as our Ryan Beck segment, and our results from capital financing and equity investments are conducted directly by us and reported as the Parent Company segment.

     Commercial Banking

      Our Commercial Banking segment offers a wide range of commercial lending products. These products include commercial real estate construction, residential development and land acquisition loans and commercial business loans. This segment also provides letters of credit and standby letters of credit to corporate customers.

      Commercial Real Estate Lending. We provide commercial real estate loans for the acquisition, development and construction of various property types, as well as the refinancing and acquisition of existing income-producing properties. These loans are generally secured by property primarily located within Florida.

Commercial real estate loans typically are based on a maximum of 80% of the collateral’s appraised value and, in most cases, require the borrower to maintain escrow accounts for real estate taxes and insurance. Prior to making a loan, we consider the value of the collateral, the quality of the loan, the credit worthiness of the borrowers and guarantors, the location of the real estate, the projected income stream of the property, the reputation and quality of management constructing or administering the property and the interest rate and fees. We generally require that one or more of the principals of the borrowing entity guarantee these loans. Most of these loans have variable interest rates and are indexed to either the prime or LIBOR rates.

      Additionally, we often purchase participations in commercial real estate loans that are originated by another financial institution, typically known as the “lead” bank. These transactions are underwritten as if we were originating the loan, applying all normal underwriting standards. Typically, the lead bank receives a servicing fee for administering the loan, which reduces the prorated fee given to the participants. In most cases, the full rate on the loan is passed through to the participants. The lead bank is responsible for the administration of the loan; however, we receive periodic reports on the progress of the project for which the loan was made. Major decisions regarding the loan are made by the participants on either a majority or unanimous basis. As a result, the lead bank can not significantly modify the loan without either majority or unanimous consent of the participants.

      We also often sell participations in loans that we originate to other banks. This reduces our exposure to one project and often is required in order to stay within the regulatory “loans to one borrower” limitations. We sell participations in the same manner as participations are sold to us. We retain the servicing fee and are responsible for administration of the loan.

      Commercial Business Lending. We make commercial business loans generally to medium size companies located throughout Florida, but primarily in Miami-Dade, Broward and Palm Beach Counties and the Tampa Bay area. We make both secured and unsecured loans, although the majority of these loans are secured. Commercial business loans are typically secured by the accounts receivable, inventory, equipment, and/or general corporate assets of the borrowers. Commercial business loans generally have variable interest rates that are prime or LIBOR-based. These loans typically are originated for terms ranging from one to five years.

      Standby Letters of Credit and Commitments. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is the same as extending loans to customers. We may hold certificates of deposit, liens on corporate assets and liens on residential and commercial property as collateral for letters of credit. We issue commitments for commercial real estate and commercial business loans.

     Community Banking

      Our Community Banking segment offers a diverse range of loan products for individuals and small businesses. These products include home equity loans, automobile loans, overdraft protection on deposit accounts and small business loans. Business bankers and branch market managers originate these loans. Our community banking business provides us with a significant portion of the funds we use to finance our various loan products across our banking segments. The community banking business attracts these funds primarily through its deposit-taking activities involving retail and commercial customers. This segment also administers our ATM network operations located in retail outlets, cruise ships, Native American reservation gaming facilities and BankAtlantic branch locations.

      Consumer Lending. Consumer loans are primarily loans to individuals originated through our branch network and sales force. The majority of our originations are home equity lines of credit secured by a second mortgage on the primary residence of the borrower. We do not currently use brokers to originate loans. In the past, we originated automobile loans through automobile dealers, but this activity was discontinued during the fourth quarter of 1998. Home equity lines of credit have prime-based interest rates and generally mature in 15 years. All other consumer loans generally have fixed interest rates with terms ranging from one to five years.

      Small Business Lending. We make small business loans to companies located primarily in South Florida, along the Treasure Coast of East Florida and in the Tampa Bay area. Small business loans are primarily originated on a secured basis and do not exceed $1.0 million for non-real estate secured loans and $1.5 million for real estate secured loans. These loans are originated with maturities primarily ranging from one to three years or upon demand by us; however, loans collateralized by real estate could have terms of up to fifteen years. Lines of credit extended to small businesses are due upon demand by us. Small business loans typically have either fixed or variable prime-based interest rates.

      Retail Brokerage Services. During 2002, through our wholly-owned subsidiary, BA Financial Services, LLC, we began offering retail brokerage services to our customers through our branch network. These products and services include mutual funds, bonds, stocks and variable annuities.

     Bank Investments

      Our Bank Investments segment relates to the investments in our securities portfolios as well as our wholesale and retail residential lending activities. Our securities portfolios include securities available for sale, investment securities held to maturity and tax certificates. Additionally, this segment also manages our residential loan portfolio.

      Residential Loans. We purchase residential loans in the secondary markets. These loans are secured by property located throughout the United States. For residential loan purchases, we review the seller’s underwriting policies and, for certain individual loans, perform additional credit analysis. These loans are typically purchased in bulk and are generally non-conforming loans due to the size and characteristics of the individual loans. We set guidelines for loan purchases relating to loan amount, type of property, state of residence, loan-to-value ratios, the borrower’s sources of funds, appraisal, and loan documentation. We also originate certain residential loans, which are primarily made to “low to moderate income” borrowers in order to comply with standards under the Community Reinvestment Act. The underwriting of these loans generally follows government agency guidelines with independent appraisers generally performing on-site inspections and valuations of the collateral.

      Securities Available for Sale. Securities available for sale consist of investments in obligations of the U.S. government or its agencies. These consist of mortgage-backed securities and real estate mortgage investment conduits, or REMICs. The mortgage-backed securities and REMICs as of December 31, 2003 consisted of approximately $31 million of fixed rate securities and approximately $308 million of adjustable rate securities. Our securities portfolio serves as a source of liquidity while providing a means to moderate the effects of interest rate changes. The decision to purchase and sell securities is based upon a current assessment of the economy, the interest rate environment and our liquidity requirements. The total value of our securities available for sale as of December 31, 2003 was approximately $359 million.

      Investment Securities and Tax Certificates. Investment securities held to maturity consisted of tax certificates at December 31, 2003. Tax certificates are evidences of tax obligations that are sold through auctions or bulk sales by various state taxing authorities on an annual basis. The tax obligation arises when the property owner fails to timely pay the real estate taxes on the property. Tax certificates represent a priority lien against the real property for the delinquent real estate taxes. Interest accrues at the rate established at the auction or by statute. The minimum repayment, in order to satisfy the lien, is the certificate amount plus the interest accrued through the redemption date and applicable penalties, fees and costs. Tax certificates have no payment schedule or stated maturity. If the certificate holder does not file for the deed within established time frames, the certificate may become null and void. Our experience with this type of investment has been favorable as rates earned are generally higher than many alternative investments and substantial repayments generally occur over a two-year period.

 Underwriting and Credit Management for Bank Operation Segments

      We evaluate a borrower’s ability to make principal and interest payments and the value of the collateral securing the underlying loans. Independent appraisers generally perform on-site inspections and valuations of the collateral for commercial real estate loans. All non-residential loans or leases of $1.0 million to

$5.0 million require Officers’ Loan Committee approval and ratification by our Major Loan Committee. Residential loans for over $1.0 million require approval by the Officers’ Loan Committee and ratification by the Major Loan Committee. Purchased residential loans in pools greater than $50 million require Investment Committee approval. The Investment Committee includes the Chief Executive Officer, Chief Financial Officer, Chief Investment Officer and Chief Credit Officer. All loans over $5.0 million require the approval of our Major Loan Committee. In addition to executive and senior officers of BankAtlantic, the Major Loan Committee consists of the Chief Executive Officer and the Vice-Chairman. The Officers’ Loan Committee includes members of our executive management and senior officers.

      For consumer and small business lending, credit-scoring systems are utilized to assist in the assessment of the relative risks of new underwritings and to provide standards for extensions of credit. Consumer and small business portfolio credit risk is monitored by using statistical models and regular reviews of actual payment experience in order to predict portfolio behavior.

      An independent credit review group conducts ongoing reviews of credit activities and portfolios, reexamining, on a regular basis, risk assessments for credit exposure and overall compliance with policy. This group meets periodically with the Credit Policy Committee to provide an update on the status of the various loan portfolios.

      A separate Senior Loan Committee meets monthly to discuss problem or potentially problem credits, to consider the present or alternative courses of action with respect to such credits and to upgrade or downgrade the risk grades of specific loans. The Senior Loan Committee includes the Chief Credit Officer.

      The Bank also has a Credit Policy Committee, which meets periodically to consider new lending opportunities and any changes to the Bank’s credit policies. In addition, the Credit Policy Committee reviews trends in the various lending portfolios and the adequacy of the Bank’s allowance for loan and lease losses. The Credit Policy Committee includes the Chief Credit Officer and the Executive Vice President of Commercial Lending.

      Our primary credit exposure is focused in our loan and lease portfolio, which totaled $3.7 billion at December 31, 2003 and $3.4 billion and $2.8 billion at December 31, 2002 and 2001, respectively.

      Loans and leases receivable composition at the dates indicated was (in thousands):

	As of December 31,

	2003		2002		2001		2000		1999

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Loans and Leases receivable:
Real estate loans:
Residential real estate	$1,343,657	36.45%	$1,378,041	40.85%	$1,111,775	40.07%	$1,316,062	46.14%	$1,188,092	44.39%
Construction and development	1,345,449	36.50	1,218,411	36.13	1,122,628	40.47	937,881	32.88	634,382	23.71
Commercial real estate	1,064,043	28.87	755,492	22.40	522,006	18.82	369,282	12.95	312,014	11.66
Small business — real estate	110,745	3.00	98,494	2.92	43,196	1.56	28,285	0.99	22,241	0.83
Loans to Levitt Corporation	18,118	0.49	—	—	—	—	—	—	—	—
Other loans:
Loans to Levitt Corporation	43,500	1.18	—	—	—	—	—	—	—	—
Second mortgage – direct	333,655	9.05	261,579	7.75	166,531	6.00	124,859	4.38	85,936	3.21
Second mortgage – indirect	1,105	0.03	1,713	0.05	2,159	0.08	4,020	0.14	5,325	0.20
Commercial business	91,491	2.48	82,174	2.44	76,146	2.74	86,194	3.02	188,040	7.03
Small business — non-mortgage	58,574	1.59	62,599	1.86	59,041	2.13	69,325	2.43	93,442	3.49
Lease finance	14,442	0.39	31,279	0.93	54,969	1.98	75,918	2.66	43,436	1.62
Due from foreign banks	—	—	—	—	1,420	0.05	64,207	2.25	51,894	1.94
Consumer — other direct	21,928	0.60	24,881	0.74	25,811	0.93	33,036	1.16	35,508	1.33
Consumer — other indirect	1,297	0.04	6,392	0.19	23,241	0.84	58,455	2.05	120,184	4.49
Loans held for sale:
Residential real estate	2,254	0.06	—	—	4,757	0.17	—	—	220,236	8.23
Syndication loans	9,114	0.25	14,499	0.43	40,774	1.47	80,016	2.80	—	—

Total	$4,459,372	120.98%	$3,935,554	116.69%	$3,254,454	117.31%	$3,247,540	113.85%	$3,000,730	112.13%

Adjustments:
Undisbursed portion of loans in process	728,100	19.75	511,861	15.18	434,166	15.65	344,390	12.07	286,608	10.71
Unearned discounts (premiums)	(243)	(0.01)	3,041	0.09	1,470	0.05	3,675	0.13	(6,420)	(0.24)
Allowance for loan losses	45,595	1.24	48,022	1.42	44,585	1.61	47,000	1.65	44,450	1.66

Total loans receivable, net	$3,685,920	100.00%	$3,372,630	100.00%	$2,774,233	100.00%	$2,852,475	100.00%	$2,676,092	100.00%

Banker’s acceptances	$233	100.00%	$—	—%	$5	100.00%	$1,329	100.00%	$13,616	100.00%

     Interest Expense and Overhead Allocations to Bank Operation Segments

      Interest expense and overhead for the bank operation segments represents interest expense and certain revenue and expense items that are allocated to each such segment by its pro-rata average assets. Items included in interest expense and overhead include (1) interest expense on all interest-bearing banking liabilities and (2) an allocation of back office and headquarters operating expenses, net of deposit account fee income.

      Deposits. Our deposits include commercial demand deposit accounts, retail demand deposit accounts, savings accounts, money market accounts, certificates of deposit, various NOW accounts, IRA and Keogh retirement accounts, brokered certificates of deposit and public funds. We solicit deposits in our market areas through advertising and relationship banking activities primarily conducted through our sales force and branch network. During the year ended December 31, 2003, products such as Totally Free Checking and Totally Free Savings were the lead programs of our marketing strategy to obtain new customers.

      We have several relationships, including one with Ryan Beck, for the placement of brokered certificates of deposit. These relationships are considered an alternative source of funding.

      Federal Home Loan Bank (“FHLB”) Advances. We are a member of the FHLB and can obtain secured advances from the FHLB of Atlanta. Our advances are collateralized by a security lien against our residential loans, certain commercial loans and our securities. In addition, we must maintain certain levels of FHLB stock for outstanding advances. We primarily use FHLB advances to fund our purchased residential loan portfolio.

      Securities Sold Under Agreements To Repurchase And Other Short-Term Borrowings. Short-term borrowings consist of securities sold under agreements to repurchase and federal funds borrowings. Securities sold under agreements to repurchase include a sale of a portion of our current investment portfolio (usually mortgage-backed securities and REMICs) at a negotiated rate and an agreement to repurchase the same assets on a specified future date. We issue repurchase agreements to institutions and to our customers. These transactions are collateralized by securities in our investment portfolio but are not insured by the FDIC. Federal funds borrowings occur under established facilities with various federally-insured banking institutions to purchase federal funds. We use these facilities on an overnight basis to assist in managing our cash flow requirements. These federal fund lines are subject to periodic review, may be terminated at any time by the issuer institution and are unsecured. We also have a facility with the Federal Reserve Bank of Atlanta for secured advances. These advances are collateralized by a security lien against our consumer loans.

     Ryan Beck

      Ryan Beck, founded in 1946 and acquired by us in 1998, is a full service broker-dealer headquartered in Livingston, New Jersey. Ryan Beck operates independently with both a self-governing board of directors, who are elected by the Company, and its own executive management team. Significant policy decisions regarding Ryan Beck, including its growth plans, are reviewed by the Company’s senior management and board of directors. Ryan Beck operates on a nationwide basis through a network of 34 offices, with approximately 500 financial consultants and over $17 billion of customer assets gathered. Ryan Beck is primarily engaged in underwriting, merger advisory assistance, market making, distribution and trading of equity and fixed income securities, securities brokerage and equity research. Ryan Beck has primarily focused its efforts on three industries: financial institutions, healthcare and consumer products. Unlike many of its peers, Ryan Beck offers few proprietary fund or investment products, but instead recommends third parties’ products that are highly rated in their respective sectors, an approach which we believe provides a more positive, less biased approach to investment counseling.

      As a registered broker-dealer with the SEC, Ryan Beck operates on a fully-disclosed basis through its clearing firm, Pershing LLC. Clients consist primarily of:

•	high net worth individuals;

•	financial institutions;

•	institutional clients (including mutual funds, pension funds, trust companies, insurance companies, LBO funds, private equity sponsors, merchant banks and other long-term investors); and

•	to a lesser extent, insurance companies and specialty finance companies.

      Ryan Beck’s Investment Banking Division operates through three primary divisions, Financial Institutions, Middle Market and Municipal Finance. We believe the Financial Institutions Investment Banking Division has developed the reputation over the last thirty years as being a leading investment bank in the banking sector, including rankings by SNL Securities for 2003 as number one advisor on thrift conversions and number three advisor on merger and acquisition transactions in the banking sector. Ryan Beck’s Middle Market Group primarily focuses on emerging growth companies in the consumer, business services and healthcare sectors, managing underwritten public offerings, serving as placement agent on institutional private financings and as an advisor on mergers and acquisitions.

      The Capital Markets Division includes trading, institutional sales and research. Ryan Beck’s Capital Markets Division complements the focus of its other primary business units. The Trading Department makes markets in over 500 securities and we believe has developed the reputation of being a leading expert in bank stocks. The Trading Department has continued to grow and gain expertise to support our industry diversification. The Research Department consists of nine publishing analysts covering 105 companies in four industry sectors. Additionally the Research Department employs a Chief Market Strategist providing economic and global market commentary. The Institutional Equity Sales Department brings innovative investment ideas and proprietary investment banking product to over 500 accounts across the United States.

      Over the last several years, Ryan Beck has expanded significantly through both acquisitions and organic growth. Ryan Beck is focused on leveraging the various business units to enhance both the breadth and depth of the product offering and services provided to all clients, whether individual, institutional or corporate.

      Ryan Beck acquired certain of the assets and assumed certain of the liabilities of Gruntal & Co., LLC in April 2002. This transaction significantly increased the size of Ryan Beck. The long term success of this transaction will depend upon Ryan Beck’s ability to integrate the Gruntal operations and retain its new employees. Although Ryan Beck assumed a $21 million deferred compensation plan obligation for participating financial consultants, and Ryan Beck put in place a length of service award and a retention award in forgivable notes in the aggregate amounts of $900,000 and $11.0 million, respectively, for certain financial consultants and key employees, the financial consultants and other employees may choose not to remain with Ryan Beck.

      While Ryan Beck has been named as a defendant in a number of arbitration claims based on allegations that it is a “successor” in interest to Gruntal, Ryan Beck has to date been successful in defending these actions. While no individual action is material, an adverse result in a number of actions in the aggregate could be material. In October 2002, Gruntal filed for bankruptcy protection. Ryan Beck filed as a creditor in the bankruptcy based on Ryan Beck’s rights of indemnification from Gruntal for certain liabilities and the fact that it had been sued or added as a party in certain third party claims. On March 12, 2004, the Bankruptcy Court entered an order confirming the liquidation of Gruntal’s successor entities. That order also provided a third party release in favor of Ryan Beck and BankAtlantic Bancorp and their officers, directors, employees, agents, successors and assigns. While many claims against Ryan Beck brought outside the bankruptcy court under a theory of “successor liability” had previously been dismissed in individual actions, it is anticipated that the federal bankruptcy order will be honored in any pending matters. However, as a result of the Bankruptcy Court order, it will not be possible to obtain indemnification from Gruntal for any of these claims.

     Parent Company

      Our Parent Company segment operations include the financing of the capital needs of all subsidiaries through debt and equity offerings. We obtain our funds from dividends from BankAtlantic and from issuances of equity securities, subordinated debentures, convertible subordinated debentures, subordinated investment notes and trust preferred securities, as well as borrowings from unrelated financial institutions. We provide these funds to our subsidiaries for the financing of acquisitions and for other general corporate purposes. The Parent Company segment also includes the ownership and management of a small portfolio of public and private equity investments. Certain of our affiliates, including certain of our executive officers and directors, have independently made investments with their own funds in both public and private entities in which we hold investments.

MANAGEMENT

      Our Board of Directors is divided into three classes with the members of each class serving three-year terms expiring at the third annual meeting of the shareholders after their elections, upon the election and qualification of their successors. The table below sets forth the names and ages of our directors and executive officers as well as the positions and offices held by them as of April 1, 2004. A summary of the background and experience of each of these individuals follows the table.

			Term as
Name	Age	Position	Director Expires

Alan B. Levan	59	Chairman of the Board, Chief Executive Officer and President of the Company and BankAtlantic	2005
John E. Abdo	60	Vice Chairman of the Company and BankAtlantic	2006
D. Keith Cobb	63	Director	2005
Steven M. Coldren	56	Director	2004
Bruno L. DiGiulian	70	Director	2005
Mary E. Ginestra	78	Director	2004
Willis N. Holcombe	58	Director	2004
Jarett S. Levan	30	Director, Executive Vice President and Chief Marketing Officer of BankAtlantic	2004
Jonathan D. Mariner	49	Director	2006
Charles C. Winningham, II	71	Director	2006
Andrea J. Allen	46	Executive Vice President, Operations of BankAtlantic
Lloyd B. DeVaux	51	Executive Vice President and Chief Operating Officer
Jay R. Fuchs	48	Executive Vice President, Community Banking Division of BankAtlantic; President of BA Financial Services, a subsidiary of BankAtlantic
Susan D. McGregor	43	Executive Vice President, Director of Human Resources
Jay C. McClung	55	Executive Vice President and Chief Credit Officer of BankAtlantic
Lewis F. Sarrica	60	Executive Vice President and Chief Investment Officer
Marcia K. Snyder	48	Executive Vice President, Corporate Lending Division of BankAtlantic
James A. White	60	Executive Vice President and Chief Financial Officer of the Company and BankAtlantic

      All officers serve until they resign or are replaced or removed by the Board of Directors.

Biographical Information

      Alan B. Levan has been a director since 1984 and is Chairman of the Board, Chief Executive Officer and President of BankAtlantic Bancorp and BankAtlantic. He was first elected as an officer of BankAtlantic in 1987. Mr. Levan also serves as Chairman of the Board and Chief Executive Officer of BFC and Levitt

Corporation and as a director and Chairman of the Board of Bluegreen Corporation, a public company whose stock is traded on the New York Stock Exchange. Alan B. Levan is Jarett S. Levan’s father.

      John E. Abdo has been a director since 1984 and is Vice Chairman of BankAtlantic Bancorp, BankAtlantic and BFC. He also serves as Vice Chairman of the Board and President of Levitt Corporation and as Vice Chairman of the Board of Bluegreen Corporation. Mr. Abdo is also a director of Benihana, Inc. and President of the Broward Performing Arts Foundation.

      D. Keith Cobb has been a director since 2003. Mr. Cobb has served as a business consultant and strategic advisor to a number of companies since 1996. In addition, Mr. Cobb completed a six-year term on the Board of the Federal Reserve Bank of Miami in 2002. Mr. Cobb spent thirty-two years as a practicing CPA at KPMG and was Vice Chairman and CEO of Alamo Rent a Car, Inc. from 1995 until its sale in 1996. Mr. Cobb also serves on the boards of CRA Qualified Investment Fund (a registered mutual fund) and several private companies.

      Steven M. Coldren has been a director since 1986. Mr. Coldren is Chairman and President of Business Information Systems, Inc., a distributor of dictation, word processing and computer equipment. Mr. Coldren is also Chairman of Medical Information Systems, Corp., a distributor of hospital computer systems.

      Bruno L. DiGiulian has been a director since 1985. Mr. DiGiulian has served as Of Counsel at the law firm Ruden McClosky Smith Schuster & Russell, P.A. since 1994.

      Mary E. Ginestra has been a director since 1980. Ms. Ginestra is a private investor.

      Willis N. Holcombe has been a director since 2003. Dr. Holcombe has served as President of Broward Community College since 1987.

      Jarett S. Levan has been a director since 1999. Mr. Levan is Executive Vice President (since March 2004) and Chief Marketing Officer of BankAtlantic and has served in various capacities at BankAtlantic including President, Alternative Delivery, President, BankAtlantic.com and Manager of Investor Relations. Mr. Levan joined BankAtlantic as an attorney in the Legal Department in January 1998. Jarett S. Levan is the son of Alan B. Levan.

      Jonathan D. Mariner has been a director since 2001. Mr. Mariner has been the Executive Vice President, Finance and Chief Financial Officer of Major League Baseball since January 1, 2004. He became the Senior Vice President and Chief Financial Officer of Major League Baseball on March 15, 2002. From December 2000 to March 2002, he served as the Chief Operating Officer of Charter Schools U.S.A., a charter school development and management company. Mr. Mariner was the Executive Vice President and CFO of the Florida Marlins Baseball Club from February 1992 to December 2000. Mr. Mariner is also a director of Steiner Leisure, Ltd., a public company whose stock is traded on the Nasdaq National Market.

      Charles C. Winningham, II has been a director since 1976. Mr. Winningham has served as President of C.C. Winningham Corporation, a land surveying firm, since 1963.

      Andrea J. Allen joined BankAtlantic in May 1989 and became Executive Vice President, Operations and Information Services Division in December 1996. From January 1999 through April 2000, Ms. Allen also served as Executive Vice President of Community Banking. In May 2000, Ms. Allen became Executive Vice President, Operations.

      Lloyd B. DeVaux joined BankAtlantic as Executive Vice President and Chief Information Officer in June, 2001 and became Chief Operating Officer in March 2004. Prior to joining BankAtlantic, he was Senior Executive Vice President and Chief Information Officer of Union Planters Corporation in Memphis, Tennessee.

      Jay R. Fuchs joined BankAtlantic as Executive Vice President in May 2000. Before joining BankAtlantic, Mr. Fuchs held various executive positions with American Bankers Insurance Group, including President of American Bankers Insurance Company from 1995 to 1999.

      Jay C. McClung joined BankAtlantic as Executive Vice President and Chief Credit Officer in February 2000, and served as a consultant to the Bank during a leave of absence from April 2002 to April 2003. Before joining BankAtlantic Mr. McClung was the Executive Vice President and Chief Credit Officer at Synovus Financial Corporation from 1995 through 2000.

      Susan D. McGregor joined BankAtlantic in 1986 and became Executive Vice President in 2004. She has been Director of Human Resources since 1991.

      Lewis F. Sarrica joined BankAtlantic in April 1986 and became Executive Vice President and Chief Investment Officer in December 1986.

      Marcia K. Snyder joined BankAtlantic in November 1987 and became Executive Vice President, Commercial Lending Division in August 1989.

      James A. White became Executive Vice President and Chief Financial Officer of BankAtlantic Bancorp and BankAtlantic in January 2000. From 1991 to December 1999, Mr. White was Executive Vice President and Chief Financial Officer of BOK Financial Corporation and Bank of Oklahoma, N.A.

DESCRIPTION OF CAPITAL STOCK

      The following summary describes the material terms of our common stock. For the complete terms of our common stock you should read the more detailed provisions of our Articles of Incorporation and Bylaws.

      Our authorized capital stock consists of 80,000,000 shares of Class A Common Stock, par value $.01 per share, 45,000,000 shares of Class B Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. Holders of our Class A and Class B Common Stock are not entitled to preemptive rights. As of December 31, 2003, we had 54,396,824 shares of Class A Common Stock and 4,876,124 shares of Class B Common Stock issued and outstanding and no shares of preferred stock were outstanding.

     Voting Rights

      Except as provided by law or as specifically provided in our Articles of Incorporation, holders of Class A Common Stock and Class B Common Stock vote as a single group. Each share of Class A Common Stock is entitled to one vote and the Class A Common Stock represents in the aggregate 53% of the total voting power of the Class A Common Stock and Class B Common Stock. Each share of Class B Common Stock is entitled to the number of votes per share which will represent in the aggregate 47% of the total voting power of the Class A Common Stock and Class B Common Stock. The fixed voting percentages will be eliminated, and shares of Class B Common Stock will be entitled to only one vote per share, from and after the date that BFC or its affiliates no longer own in the aggregate at least 2,438,062 shares of Class B Common Stock (which amount is one-half the number of shares it now holds).

      Under Florida law, holders of Class A Common Stock are entitled to vote as a separate voting group and would therefore have an effective veto power on amendments to our Articles of Incorporation which would have any of the following effects:

•	effect an exchange or reclassification of all or part of the shares of Class A Common Stock into shares of another class of stock;

•	effect an exchange or reclassification, or create a right of exchange, of all or part of the shares of another class into shares of Class A Common Stock;

•	change the designation, rights, preferences, or limitations of all or a part of the shares of Class A Common Stock;

•	change all or a portion of the shares of Class A Common Stock into a different number of shares of Class A Common Stock;

•	create a new class of shares which have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock; or

•	increase the rights, preferences, or number of authorized shares of any class that, after giving effect to the amendment, have rights or preferences with respect to distributions or to dissolution that are prior or superior to the shares of Class A Common Stock.

      Under Florida Law, holders of Class B Common Stock are entitled to vote as a separate voting group and would therefore have effective veto power on amendments to our Articles of Incorporation which would effect the rights of the Class B Common Stock in the substantially same manner as described above.

      Further, under Florida law, holders of Class A Common Stock and Class B Common Stock will be entitled to vote as a separate voting group on any plan of merger or plan of share exchange that contains a provision which, if included in a proposed amendment to the Articles of Incorporation, would require their vote as a separate voting group.

      In addition to the rights afforded to our shareholders under Florida law, our Articles of Incorporation provide that the approval of the holders of Class B Common Stock voting as a separate voting group will be required before any of the following actions may be taken:

•	the issuance of any additional shares of Class B Common Stock, other than a stock dividend issued to holders of Class B Common Stock;

•	the reduction of the number of outstanding shares of Class B Common Stock (other than upon conversion of the Class B Common Stock into Class A Common Stock or upon a voluntary disposition to us); or

•	any amendments of the capital stock provisions of our Articles of Incorporation.

      Our board of directors is classified into three classes with staggered terms of three years. Cumulative voting is not provided for in our Articles of Incorporation, which means that the holders of shares of common stock representing a majority of the votes cast can elect all of the directors then standing for election.

Convertibility of Class B Common Stock into Class A Common Stock; Ownership Restrictions on Class B Common Stock

      Holders of Class B Common Stock possess the right, at any time, to convert any or all of their shares into shares of Class A Common Stock on a share-for-share basis. Only BFC and its affiliates may hold Class B Common Stock and accordingly sales of Class B Common Stock to unaffiliated parties would require the conversion of those shares to Class A Common Stock prior to or contemporaneously with the transfer. However, the sale of BFC or any other change in control of BFC would not result in the conversion of the shares of Class B Common Stock held by BFC into shares of Class A Common Stock.

Dividends and Other Distributions; Liquidation Rights

      Holders of Class A Common Stock and Class B Common Stock are entitled to receive cash dividends, when and as declared by the Board of Directors out of legally available assets. Any distribution per share with respect to Class A Common Stock will be identical to the distribution per share with respect to Class B Common Stock, except that a stock dividend or other non-cash distribution to holders of Class A Common Stock may be declared and issued only in the form of Class A Common Stock while a dividend or other non-cash distribution to holders of Class B Common Stock may be declared and issued in the form of either Class A Common Stock or Class B Common Stock at the discretion of our Board of Directors, provided that the number of any shares so issued or any non-cash distribution is the same on a per share basis.

      Upon any liquidation, the assets legally available for distribution to shareholders will be distributed ratably among the holders of Class A Common Stock and Class B Common Stock.

Certain Anti-Takeover Effects

      The terms of our Class A and Class B Common Stock make the sale or transfer of control of the Company or the removal of incumbent directors unlikely without BFC’s concurrence. Our Articles of

Incorporation and Bylaws also contain other provisions which could have anti-takeover effects. These provisions include, without limitation:

•	The authority of the Board of Directors to issue additional shares of preferred stock and to fix the relative rights and preferences of the preferred stock without additional shareholder approval;

•	The division of our Board of Directors into three classes of directors with three-year staggered terms; and

•	Certain notice procedures to be complied with by shareholders in order to make shareholder proposals or nominate directors.

UNDERWRITING

      Subject to the terms and conditions of the underwriting agreement among us and the underwriters named below, who are represented by Keefe, Bruyette & Woods, Inc., Ryan Beck & Co., Inc., Friedman Billings Ramsey & Co., Inc. and Sandler O’Neill & Partners, L.P., each underwriter has severally agreed to purchase from us, and we have agreed to sell to the underwriters, the number of shares of Class A Common Stock set forth opposite their names below:

Number of
Underwriter	Shares

Keefe, Bruyette & Woods, Inc.
Ryan Beck & Co., Inc.
Friedman Billings Ramsey & Co., Inc.
Sandler O’Neill & Partners, L.P.

Total	4,000,000

      The underwriting agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by counsel and to various other conditions customary in a firm commitment underwritten public offering. The underwriters are obligated to take and pay for all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are taken.

      The underwriters propose to offer the shares of Class A Common Stock directly to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $          per share.

      We have granted options to the underwriters, exercisable during the 30-day period after the date of this prospectus, to purchase up to 600,000 additional shares of Class A Common Stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. Each underwriter may exercise this option only to cover over-allotments, if any, incurred in the sale of the shares that the underwriter has agreed to purchase. To the extent that an underwriter exercises such options, that underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as is approximately the percentage of shares of Class A Common Stock that it is obligated to purchase of the total number of the shares under the underwriting agreement and as shown in the table set forth above.

      Our Class A Common Stock is traded on the New York Stock Exchange under the symbol “BBX.”

      The following table shows the public offering price, underwriting discounts and commissions and proceeds, before expenses, to us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

Total

Without
		With Over-	Over-
	Per Share	Allotment	Allotment

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

      We estimate that expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $400,000.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the underwriters may be required to make in respect thereof.

      We, our directors and our executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of Class A Common Stock or any securities convertible into or exchangeable or exercisable for Class A Common Stock, or enter into any swap or any other arrangement that transfers to another any of the economic consequences of ownership of Class A Common Stock, for a period of 90 days from the completion of this offering without the prior written consent of Keefe, Bruyette & Woods, Inc.

      In connection with this offering, the underwriters and certain selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Class A Common Stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more Class A Common Stock in connection with the offering than they are committed to purchase from us, and in such case may purchase Class A Common Stock in the open market following completion of the offering to cover all or a portion of such short position. The underwriters may also cover all or a portion of such short position, up to 600,000 shares of Class A Common Stock, by exercising the underwriters’ over-allotment option referred to above. Any transactions described in this paragraph may result in the maintenance of the price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. The underwriters are not required to engage in these activities, and, if they are undertaken, they may be discontinued at any time.

      Ryan Beck & Co., Inc. is a member of the National Association of Securities Dealers, Inc., or the NASD, and is an affiliate of ours for purposes of the Conduct Rules of the NASD. Ryan Beck & Co., Inc. is acting as an underwriter in connection with the offering of any securities under the registration statement of which this prospectus is a part, and, accordingly, such offering will be conducted in accordance with the applicable sections of Rule 2720 of the Conduct Rules of the NASD.

      From time to time, Keefe Bruyette & Woods, Inc., Ryan Beck & Co., Inc., Friedman Billings Ramsey & Co., Inc. and Sandler O’Neill & Partners, L.P. have provided, and may continue to provide, investment banking services to us for which we have paid and will pay fees and commissions. Ryan Beck & Co., Inc. is our wholly-owned subsidiary.

LEGAL MATTERS

      The validity of the Class A Common Stock will be passed upon for us by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

      The financial statements as of December 31, 2003 and for the year ended December 31, 2003 incorporated in this prospectus by reference to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of BankAtlantic Bancorp, Inc. and subsidiaries as of December 31, 2002, and for each of the years in the two-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of accounting for goodwill and intangible assets in 2002 and for derivative instruments and hedging activities in 2001.

CHANGE IN ACCOUNTANTS

      On January 7, 2003, we dismissed KPMG LLP as our independent certified public accountants effective upon completion of the audit of the fiscal year ended December 31, 2002. The reports of KPMG LLP on the financial statements for the two years ended December 31, 2002 and 2001 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. Our decision to change accountants was approved by the Audit Committee of our Board of Directors. In connection with its audits for the fiscal years ended December 31, 2002 and 2001, and through January 7, 2003, there have been no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG LLP would have caused them to make reference thereto in their report on the financial statements for such years.

      PricewaterhouseCoopers LLP was engaged as our independent certified public accountant for the audit of the December 31, 2003 financial statements. During the two years in the period ended December 31, 2002 and through January 7, 2003, we had not consulted with PricewaterhouseCoopers LLP regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K and the related instructions to Item 304 of Regulation S-K, or a reportable event, as that term is defined in Item (a)(1)(v) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review our electronically filed reports, proxy and information statements on the SEC’s internet site at http://www.sec.gov. Our Class A Common Stock is quoted on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

      We have filed a registration statement on Form S-3 with the SEC covering the Class A Common Stock to be sold in this offering. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the Class A Common Stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

INCORPORATION BY REFERENCE

      The SEC allows us to “incorporate by reference” the information we file with the SEC (File No. 001-13133). This permits us to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on March 3, 2004;

•	our Current Report on Form 8-K, filed with the SEC on January 7, 2004;

•	a description of our Class A Common Stock, $.01 par value per share, contained in our Registration Statement on Form 8-A, filed with the SEC on June 25, 1997; and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 until we sell all of the Class A Common Stock under this prospectus.

      You may request a copy of these filings at no cost by writing or telephoning us at the following address:

Corporate Communications

BankAtlantic Bancorp
1750 East Sunrise Boulevard
Fort Lauderdale, Florida 33304
1-800-909-6467

      You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer of the Class A Common Stock in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

4,000,000 Shares

Class A Common Stock

Prospectus

                    , 2004

Keefe, Bruyette & Woods

Ryan Beck & Co.

Friedman Billings Ramsey

Sandler O’Neill & Partners, L.P.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the expenses (other than underwriting discounts and commissions) to be borne by BankAtlantic Bancorp, Inc. (the “Registrant”) in connection with the offering. All of the amounts shown are estimates except the SEC registration fee.

SEC Registration Fee	$15,430
Legal Fees and Expenses	150,000
Accounting Fees and Expenses	125,000
Printing and Mailing Expenses	75,000
Miscellaneous Expenses	34,570

TOTAL FEES AND EXPENSES	$400,000

Item 15.	Indemnification of Directors and Officers

      Section 607.0850 of the Florida Business Corporation Act and the Restated Articles of Incorporation and Bylaws of the Registrant provide for indemnification of each of the Registrant’s directors and officers against claims, liabilities, amounts paid in settlement and expenses if such director or officer is or was a party to any proceeding by reason of the fact that such person is or was a director or officer of the corporation or is or was serving as a director or officer of another corporation, partnership, joint venture, trust or other enterprise at the request of the corporation, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”). In addition, the Registrant carries insurance permitted by the laws of the State of Florida on behalf of directors, officers, employees or agents which covers alleged or actual error or omission, misstatement, misleading misstatement, neglect or breach of fiduciary duty while acting solely as a director or officer of the Registrant, which acts may also include liabilities under the Securities Act.

Item 16.	Exhibits

      The following exhibits either are filed herewith or will be filed by amendment, as indicated below:

Exhibits	Description

1	Form of Underwriting Agreement.*
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.**
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).**
23.2	Consent of KPMG LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney (included with signature pages to this Registration Statement).**

*	To be filed by amendment.

**	Previously filed.

Item 17.	Undertakings

      (a) The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (c) The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fort Lauderdale, State of Florida, on the 15th day of April, 2004.

BANKATLANTIC BANCORP, INC.

By:	/s/ ALAN B. LEVAN

Alan B. Levan
Chairman of the Board of Directors,
Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ALAN B. LEVAN Alan B. Levan	Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	April 15, 2004

* John E. Abdo	Vice-Chairman of the Board	April 15, 2004

/s/ JAMES A. WHITE James A. White	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	April 15, 2004

* Steven M. Coldren	Director	April 15, 2004

* Bruno L. DiGiulian	Director	April 15, 2004

* Mary E. Ginestra	Director	April 15, 2004

* Jarett S. Levan	Director	April 15, 2004

* Jonathan D. Mariner	Director	April 15, 2004

Signature	Title	Date

* D. Keith Cobb	Director	April 15, 2004

* Charlie C. Winningham, II	Director	April 15, 2004

* Willis N. Holcombe	Director	April 15, 2004

*By: /s/ ALAN B. LEVAN Alan B. Levan Attorney-in-fact

INDEX TO EXHIBITS

Exhibits	Description

1	Form of Underwriting Agreement.*
5	Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. as to the validity of the shares of Class A Common Stock being offered.**
23.1	Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A. (included in Exhibit 5).**
23.2	Consent of KPMG LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
24	Power of Attorney (included with signature pages to this Registration Statement).**

*	To be filed by amendment.

**	Previously filed.